Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

REVOLUTION LIGHTING TECHNOLOGIES, INC.,

SEESMART ACQUISITION COMPANY, INC.,

SEESMART MERGER COMPANY, LLC,

SEESMART TECHNOLOGIES, INC.

AND

KEN AMES

as the Stockholder Representative

Dated as of December 1, 2012

TABLE OF CONTENTS (cont.)

TABLE OF CONTENTS (cont.)

Exhibits

Exhibit A – Accredited Investor Certificate

Exhibit B-1 – Form of DE Certificate of Merger

Exhibit B-2 – Form of DE Certificate of Merger

Exhibit C-1 – Form of NV Articles of Merger

Exhibit C-2 – Form of NV Articles of Merger

Exhibit D – Letter of Transmittal

Exhibit E –Form of Company Stockholder Release

Exhibit F – Form of Non-Competition Agreement

Exhibit G – Terms of Series D Preferred Stock

iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2012 (this “Agreement”), by and among Revolution Lighting Technologies, Inc., a Delaware corporation (“Parent”), Seesmart Acquisition Company, Inc., a corporation existing under the laws of Delaware and a wholly-owned subsidiary of Parent (“Merger Sub”), Seesmart Merger Company, LLC, a limited liability company existing under the laws of Delaware and a wholly-owned subsidiary of Parent (“Merger Sub II”), Seesmart Technologies, Inc., a Nevada corporation (the “Company”) and Ken Ames as Stockholder Representative.

WHEREAS, the parties hereto have determined that it would be advisable and in the best interests of their respective companies and the security holders of their respective companies that (i) Merger Sub be merged with and into the Company in a statutory reverse triangular merger (the “First Merger”), with the Company surviving the First Merger as the surviving entity and (ii) as part of a single overall transaction with the First Merger pursuant to an integrated plan, within twenty (20) days thereafter, the Company be merged with and into Merger Sub II in a statutory forward triangular merger (the “Second Merger” and together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and further intend the Merger will qualify as a “reorganization” under the provisions of Section 368(a) of the Code.

WHEREAS, the respective Boards of Directors and the managing member, as applicable, of Parent, Merger Sub, Merger Sub II and the Company have determined that the Merger, in the manner contemplated herein, is advisable and in the best interests of their respective equity holders and, by resolutions duly adopted, have approved and adopted this Agreement;

WHEREAS, Parent, Merger Sub, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accredited Investor” shall mean a Company Stockholder who has completed and delivered to Parent, prior to the Closing Date, a duly executed accredited investor certificate in the form attached hereto as Exhibit A (the “Accredited Investor Certificate”) attesting as to his, her or its status as an “accredited investor” within the meaning of Regulation D under the Securities Act (unless Parent in its sole discretion determines such Company Stockholder is an “accredited investor” without having received the Accredited Investor Certificate).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under state, local or foreign Law.

“Aggregate Consideration Spreadsheet” means a spreadsheet, to be prepared by the Company and the Stockholder Representative, setting forth all of the following information in reasonable detail and in form and substance reasonably satisfactory to Parent and Merger Sub: (a) with respect to each Company Stockholder, the name, address and taxpayer identification number as reflected in the records of the Company; (b) the number of shares of Company Stock held by each Company Stockholder immediately prior to the Closing; (c) the portion of the Net Cash Consideration, the Net Stock Consideration, the Stockholder Representative Reserve and the Escrow Payment allocable to each Company Stockholder; (f) a detailed calculation of the Note Obligation and the payees thereof; and (g) the Transaction Expenses (including an itemized list of each such Transaction Expense indicating the Person to whom such expense is owed).

“Average Closing Price” means an amount equal to the volume-weighted average (rounded to the nearest 1/10,000 or if there shall not be a nearest 1/10,000, to the next highest 1/10,000) of the daily volume-weighted average price of a share of Parent Common Stock on any national securities exchange on which Parent Common Stock is listed (as reported by Bloomberg Financial Markets) for the lesser of (i) twenty (20) trading days ending with the second trading day preceding the Closing Date and (ii) the actual number of trading days between the signing and ending on the second trading day preceding the Closing Date.

“Backlog” means binding third-party customer purchase orders issued to the Company or any Company Subsidiary for current products consistent with current practices which have not been fulfilled and/or shipped prior to the Closing; provided, however, that Backlog shall not include any purchase orders which have not been fulfilled and/or shipped to such third party customers within ninety (90) days following the Closing.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Sections 5.1, 5.2, 5.3, 5.4, 5.5 and 5.24.

“Company Group” means the Company and any other entity that is controlled by the Company or under common control. Unless the context expressly indicates to the contrary, each reference herein to the Company Group constitutes a reference to the Company and each other Person that is part of the Company Group both conjunctively and disjunctively. Any reference herein to a “Person in the Company Group” refers to the Company and any other entity that is a Person in the Company Group.

“Company Intellectual Property” means all Intellectual Property Rights owned by or licensed to the Company or a Company Subsidiary.

“Company Material Adverse Effect” means, with respect to the Company, any condition, change, situation or set of circumstances (any such item, an “Effect”) that has had or would reasonably be expected to have a material adverse effect on (i) the Company and the Company Subsidiaries, taken as a whole, or the business, assets, properties, liabilities, financial condition, operations, or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or perform its material obligations under this Agreement or the Company Documents, if applicable; provided, however, that none of the following shall constitute, or be considered in determining whether there has occurred, and no Effect resulting from, attributable to or arising out of any of the following shall constitute, a Company Material Adverse Effect: (a) changes generally affecting (i) the industries in which the Company and the Company Subsidiaries operate, or (ii) the economy or the capital markets, in each case, in the United States, (b) changes after the date hereof in Law or in GAAP, (c) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (d) earthquakes, hurricanes, tornados or other natural disasters; provided, further, however, that any change, event, occurrence or effect referred to in clauses (a), (b), (c) and (d) shall be taken into account for purposes of such clause only so long as such change, event, occurrence or effect does not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Stockholders” means the holders of any shares of Company Stock issued and outstanding immediately prior to the First Effective Time.

“Company Technology” means all Technology owned by or licensed to the Company or a Company Subsidiary.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other legally binding arrangement or agreement, whether written or oral.

“Convertible Debt” means the convertible notes issued and outstanding, by and between the Company and each of the lenders listed on Schedule 5.4(b).

“Convertible Debt Escrow Shares” means the number of shares of Parent Common Stock determined by dividing the Remaining Convertible Debt by the Average Closing Price.

“Excluded Distributor Deferred Revenues” means any payments made by distributors or dealers in order to become an exclusive distributor or dealer of the Company’s or any Company Subsidiary’s products; provided, however, that such payments are not subject to any significant performance obligations on the part of the Company or any Company Subsidiary; provided further that Excluded Distributor Deferred Revenues shall not include any such payments that are forfeited or returned within ninety (90) days following the Closing.

“Environmental Laws” shall mean any applicable, federal, state, foreign or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, permits, licenses, certificates, approvals, plans, judgments, decrees, orders, directives, requirements, notice or demand letter issued, entered, promulgated or approved thereunder that regulate the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release or threatened release, emission, disposal, re-use, or recycling of Hazardous Materials into ambient air, surface water, ground water or land, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”), or otherwise relating to the manufacture, processing, distribution, use, presence, production, labeling, testing, treatment, storage, disposal, transport or handling of pollutants, contaminants or hazardous or toxic materials or wastes by the Company, the Company Subsidiaries or their respective agents.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Shares” means 500,000 shares of Parent Common Stock; provided, however, that, solely with respect to Sections 3.1(iv), 3.6(f) and 3.7(e), Escrow Shares shall include an additional 250,000 shares of Parent Common Stock (the “Cash Escrow Shares”). Any withdrawal by Parent from the Escrow Fund pursuant to Section 3.7(e) shall be limited to the Cash Escrow Shares and to the extent the aggregate withdrawal from the Escrow Fund by Parent pursuant to Sections 3.6(f) and 3.7(e) exceeds the Cash Escrow Shares, the withdrawal pursuant to Section 3.7(e) shall be fully satisfied prior to any withdrawal pursuant to Section 3.6(f).

“Fair Market Value” means an amount equal to the volume-weighted average (rounded to the nearest 1/10,000 or if there shall not be a nearest 1/10,000, to the next highest 1/10,000) of the daily volume-weighted average price of a share of Parent Common Stock on any national securities exchange on which Parent Common Stock is listed (as reported by Bloomberg Financial Markets, for the twenty (20) trading days ending with the second trading day preceding the relevant measurement date.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court, arbitrator or mediator (public or private).

“Hazardous Materials” means (a) any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “toxic substances,” “restricted hazardous waste,” or “contaminant” or words of similar import under any Environmental Law, (b) any petroleum or petroleum products, flammable explosives or radioactive materials, and (c) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Body under any Environmental Law. The term “Hazardous Materials” shall include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

“Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any), prepayment penalties (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; and (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable or for which any property or asset of such Person is secured by a Lien, under any legally binding obligation, including as obligor, guarantor, surety or otherwise.

“Indebtedness Payoff Letter” means a payoff letter, in form and substance reasonably satisfactory to Parent, which shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs, reimbursements or similar obligations related to any Indebtedness as of the Closing Date (the “Debt Payoff Amount”), (ii) state that all Liens, if any, in connection therewith (including pursuant to any pledge agreements, security agreements, guarantys, charges of shares, deposit account agreements, or blocked account control agreements) relating to the assets of the Company and the Company Subsidiaries shall be, upon the payment on the Closing Date of the amount described in the immediately preceding clause (i), released, and (iii) authorize the Company or its Representatives to file UCC-3 termination statements in all applicable jurisdictions and any other termination statements to evidence the release of such Liens.

“Intellectual Property or Intellectual Property Rights” shall mean all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (A) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, “Patents”); (B) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing (collectively, “Marks”), (C) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefor (collectively, “Copyrights”); (D) confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively,

“Trade Secrets”); (E) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“Domain Names”); and (F) all applications, registrations and permits related to any of the foregoing clauses (A) through (E).

“IRS” means the Internal Revenue Service.

“Knowledge” means with respect to any Person, the actual knowledge of each of the directors and officers of such Person and such Person’s Subsidiaries and such knowledge as would reasonably be expected to be known by such individuals in the ordinary and usual course of the performance of their professional responsibilities.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any judicial, administrative, arbitral or mediation-related actions, suits, proceedings (public or private) or claims or proceedings by or before a Governmental Body.

“Liability” means any debt, loss, damage, adverse claim, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise).

“Lien” shall mean any lien, mortgage, encumbrance, security interest, claim, lease, charge, or pledge.

“Losses” means any and all Liabilities, Taxes and Tax Losses (including any Taxes incurred or resulting from receipt of a payment in respect of an indemnifiable Loss), costs and expenses, and any and all claims, demands or suits (by any Person, including without limitation any Governmental Body), including the costs and expenses of any and all actions, suits, proceedings, demands, assessments, judgments, settlements and compromises relating thereto and including reasonable attorneys’ and other advisors’ fees, costs and expenses in connection therewith.

“Net Cash Consideration” means the sum of $10,000,000 less the Working Capital Adjustment, if any.

“Net Stock Consideration” means the number of shares of Parent Common Stock determined by dividing the Stock Amount by the Average Closing Price.

“Normal Gross Margins” means the average gross margin for the sixty (60) days prior to the Closing Date on the sale of the same or similar products in the same or similar quantities to the same or similar customers.

“Note Obligation” means all principal, interest, penalties, fees, expenses and reimbursement obligations relating to the Convertible Debt as of the Closing, including the prepayment premium payable pursuant to Section 15 of the Convertible Debt upon a Liquidity Event (as defined in the Convertible Debt).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business of the Company and the Company Subsidiaries through the date hereof consistent with past practice.

“Parent Material Adverse Effect” means, with respect to Parent, any condition, occurrence, event, change, situation or set of circumstances (any such item, an “Effect”) that has had or would reasonably be expected to have a material adverse effect on (i) Parent or the business, assets, properties, liabilities, financial condition, operations, or results of operations of Parent, or (ii) the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or perform its material obligations under this Agreement; provided, however, that none of the following shall constitute, or be considered in determining whether there has occurred, and no Effect resulting from, attributable to or arising out of any of the following shall constitute, a Parent Material Adverse Effect: (a) changes generally affecting (i) the industries in which Parent and the Parent Subsidiary operate, or (ii) the economy or the capital markets, in each case, in the United States, (b) changes after the date hereof in Law or in GAAP, (c) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (d) earthquakes, hurricanes, tornados or other natural disasters, (e) any decline in the market price, or change in trading volume, of the capital stock of Parent or (f) the suspension of trading generally on the NYSE or the Nasdaq Stock Market; provided, further, however, (A) that any change, event, occurrence or effect referred to in clauses (a), (b), (c) and (d) shall be taken into account for purposes of such clause only so long as such change, event, occurrence or effect does not adversely affect Parent and the Parent Subsidiary, taken as a whole, in a materially disproportionate manner relative to other participants in the industries in which the Parent and the Parent Subsidiary operate and (B) that for purposes of clause (e), any change, event, occurrence or effect underlying such decline, change or failure not otherwise excluded in the other exceptions (a) through (f) of this definition shall be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Pre-Closing Tax Period” means any taxable year or period (or portion thereof) that ends on or before the Closing Date.

“Pro Rata Portion” means, for any Company Stockholder, the ratio of (i) the number of shares of Company Stock such holder owns immediately prior to the First Effective Time, over (ii) the Total Number of Shares.

“Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or a Company Subsidiary and all products or services currently under development by the Company or each Company Subsidiary.

“Qualifying Stockholders” means the Company Stockholders that are Accredited Investors.

“Remaining Convertible Debt” means that portion of the Note Obligation that is not terminated pursuant to Section 7.14(a).

“SEC” means the Securities and Exchange Commission.

“Series D Preferred Stock” means a newly created series of Parent’s preferred stock, par value $0.001 per share, which shall have the rights, preferences and privileges set forth on Exhibit G and shall be issued pursuant to a Certificate of Designations in form reasonably acceptable to Parent and the Company.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Sales to Stevens” means bonafide sales to Stevens based on actual orders and actual shipments to Stevens consistent with current practices and which orders and shipments are in Stevens’ possession and have not been accepted by third party customers as of the Closing, and which are accepted and/or shipped to third party customers within ninety (90) days following the Closing.

“Stevens Agreement” means that certain Master Logistics Supplier Agreement, dated as of August 16, 2011, by and between Seesmart, Inc. and Steven Engineering, Inc. (“Stevens”), as modified by that certain letter agreement, dated as of August 16, 2011, by and between Seesmart, Inc. and Steven Engineering, Inc.

“Stock Amount” means $10,000,000 less the amount of the Adjusted Note Obligation as of the Closing Date and less the Cash Adjustment.

“Stockholder Representative Reserve” means $100,000, intended to defray the costs and expenses incurred by the Stockholder Representative in connection with his obligations under this Agreement.

“Straddle Period” means any taxable year or period that includes, but does not end on, the Closing Date.

“Subsidiary” means any Person of which any other Person directly or indirectly owns voting securities, other voting rights or voting partnership interests which are sufficient to elect at least a majority of such first Person’s board of directors or other governing body (or, if there are no such voting interests, the second Person directly or indirectly owns 50% or more of the equity interests of such first Person).

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of all or any portion of the assets of the Company and the Company Subsidiaries (including securities of Subsidiaries), (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of all or any portion of the any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries; in each case, other than the transactions contemplated by this Agreement.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of the Company Subsidiaries, or any of their Affiliates.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, national insurance or health, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and other taxes of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(c) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Total Number of Shares” means the total number of shares of Company Stock issued and outstanding immediately prior to the First Effective Time (other than such shares of Company Stock held by the Company or any Company Subsidiary).

“Transaction Expenses” means the expenses payable by the Company or the Company Subsidiaries to its outside professional legal, financial, accounting (including for preparation and audit of the financial statements referred to herein), investment banking and other advisors for services performed by them with respect to the negotiation of this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby and thereby (including any expenses payable by the Company to such advisors for tax planning for its executives or Company Stockholders), whether or not billed or accrued; provided, however, that expenses for the preparation and audit of the financial statements referred to herein attributable to work to be performed post-Closing shall not be accrued as liabilities for the purpose of Estimated or Final Working Capital.

“Transaction Expenses Payoff Letters” means payoff letters, in form and substance reasonably satisfactory to Parent, from any and all third party service providers to whom payments are required to be made by the Company and the Company Subsidiaries, as the case may be, in connection with the transactions contemplated by this Agreement. Such payoff letters shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the Company and the Company Subsidiaries in connection with the transactions contemplated by this Agreement, as the case may be.

“Treasury Regulations” means the regulations promulgated under the Code.

“Working Capital” means the total consolidated current assets of the Company plus (i) the Normal Gross Margins on up to $1,500,000 of Sales to Stevens, (ii) fifty percent (50%) of up to a total of $350,000 of Transaction Expenses (it being understood that the total amount under this clause (ii) shall not exceed $175,000) and (iii) the Normal Gross Margin on up to a total of $900,000 of Backlog less the total consolidated current liabilities of the Company (excluding Excluded Distributor Deferred Revenues) in each case as determined in accordance with GAAP subject to the exceptions provided in clauses (i), (ii) and (iii) above.1

(b) Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Additional Balance Sheet	7.18(b)
Adjusted Note Obligation	3.6(b)
Agreement	Preamble
Author	5.11(e)
Balance Sheet	5.7(a)
Balance Sheet Date	5.7(a)
Benefit Plans	5.18(a)
Certificate	3.1(a)(iii)(3)
First Certificates of Merger	2.2(b)
Second Certificates of Merger	2.2(c)
Cash Adjustment	3.7(b)
Cash at Signing	5.7(c)
Cash Closing Statement	3.7(c)
Cash Dispute Notice	3.7(d)
Closing	2.2(a)
Closing Cash	3.7(c)
Closing Date	2.2(a)
Closing Statement	3.6(c)
Closing Working Capital	3.6(c)
COBRA	5.18(c)
Company Stock	3.1(a)
Company Stock Merger Consideration	3.1(a)(iii)(3)
Company	Preamble
Company Documents	5.2(a)
Company’s Facilities	5.17
Company Subsidiary	5.5

[1]	Because the Company tax returns need to be amended, Parent will require that any increase in taxes for pre-closing periods be estimated at closing and factored into the working capital adjustment.

Term	Section
Confidentiality Agreement	7.9
Covered Individuals	5.18(a)
DE Certificate of Merger	2.2(b)
DCLLA	2.1
Disagreement Notice	7.17(b)
Dispute Notice	3.6(d)
Dissenting Shares	3.5
Dissenting Stockholders	3.5
DGCL	2.1
DOL	5.18(a)
End Date	4.1(a)
ERISA Affiliate	5.18(b)
Escrow Fund	3.1(a)(iv)
Escrow Payment	3.1(a)(iii)(3)
Escrow Period	9.3(b)
Estimated Cash	3.7(a)
Estimated Working Capital	3.6(a)
Expiration Date	9.1(a)
Final Closing Cash	3.7(f)
Final Closing Working Capital	3.6(f)
Financial Statements	7.18(a)
First Effective Time	2.2(b)
Historical Transactions	5.27
Holdings Exchange Agreement	5.27
Indemnifying Stockholders	9.2
Independent Accountant	3.6(e)
Information Statement	7.14
Material Contracts	5.13
Material Customers	5.14(a)
Material Suppliers	5.14(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub II	Preamble
Merger Sub Common Stock	3.1(a)
Note Obligation Shares	7.14(a)
NRS	2.2(b)
NV Articles of Merger	2.2(b)
Officer’s Certificate	9.3(b)
Parent	Preamble
Parent Balance Sheet	6.6(b)
Parent Documents	6.2
Parent Financials	6.6(b)
Parent Indemnified Parties	9.2
Parent Indemnifiable Losses	9.2
Parent SEC Reports	6.6(a)

Term	Section
Personal Data	5.11(g)
Pre-Closing Cash Statement	3.7(a)
Pre-Closing Working Capital Statement	3.6(a)
Registered Company Intellectual Property	5.11(a)
Related Party	5.21
Representatives	7.7(a)
Schedules	7.17(a)
SEC Exhibits	6.6(a)
SEC Website	6.6(a)
Second DE Certificate of Merger	2.2(c)
Second Effective Time	2.2(c)
Second NV Articles of Merger	2.2(c)
Securities Act	5.13
Seesmart Holdings	5.26
Shares	3.5
Stockholder Consents	5.2(d)
Stockholder Representative	10.1(a)
Stockholder Representative Documents	10.1(h)
Supplemental Financial Information	7.2(e)
Surviving Company	2.1(b)
Tax Losses	9.7(a)
Terminated Employees	5.19(f)
Third-Party Interests	5.5
Threshold Amount	9.8
United States	5.9(m)
Unresolved Claim	9.3(b)
WARN Act	5.19(b)
Working Capital Adjustment	3.6(b)

(c) Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to $ or dollars shall mean U.S. dollars.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (“DLLCA”), as applicable:

(a) At the First Effective Time, the First Merger shall be effected by Merger Sub merging with and into the Company. From and after the First Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Nevada as a wholly-owned subsidiary of Parent; and

(b) At the Second Effective Time, the Second Merger shall be effected by the Company merging with and into Merger Sub II. From and after the Second Effective Time, the separate corporate existence of the Company shall cease and Merger Sub II shall continue its existence under the laws of the State of Delaware as a wholly-

owned subsidiary of Parent. Merger Sub II, in its capacity as the limited liability company surviving the Second Merger, is hereinafter sometimes referred to as the “Surviving Company.”

2.2 Closing.

(a) Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 (or the waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Lowenstein Sandler PC, 1251 Avenue of the Americas, 17th Floor, New York, NY 10020 or such other place as the parties may agree, as soon as practicable (but in any event within five (5) Business Days) after the satisfaction or waiver of each of the conditions to the Closing set forth in Article VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing takes place is referred to herein as the “Closing Date.” For all tax purposes, the Closing shall be effective at the end of the day on the Closing Date.

(b) At the Closing, Merger Sub and the Company shall cause the First Merger to be consummated by filing (i) a certificate of merger in the form attached hereto as Exhibit B-1 (the “DE Certificate of Merger”) with the Secretary of State of the State of Delaware and executed and filed in accordance with the relevant provisions of the DGCL and (ii) articles of merger in the form attached hereto as Exhibit C-1 (the “NV Articles of Merger” and together with the DE Certificate of Merger, the “First Certificates of Merger”) with the Secretary of State of the State of Nevada and executed and filed in accordance with the relevant provisions of the Nevada Restated Statutes (the “NRS”). The last time of acceptance of such filings by the Secretary of State of the State of Delaware and by the Secretary of State of the State of Nevada, or such later time as shall be agreed upon by Parent and the Company and specified in the First Certificates of Merger, is referred to herein as the “First Effective Time.”

(c) Within twenty (20) days after the First Effective Time, the Company and Merger Sub II shall cause the Second Merger to be consummated by filing (i) a certificate of merger in the form attached hereto as Exhibit B-2 (the “Second DE Certificate of Merger”) with the Secretary of State of the State of Delaware and executed and filed in accordance with the relevant provisions of the DLLCA and (ii) articles of merger in the form attached hereto as Exhibit C-2 (the “Second NV Articles of Merger” and together with the Second DE Certificate of Merger, the “Second Certificates of Merger”) with the Secretary of State of the State of Nevada and executed and filed in accordance with the relevant provisions of the NRS. The last time of acceptance of such filings by the Secretary of State of the State of Delaware and by the Secretary of State of the State of Nevada, or such later time as shall be agreed upon by the Company and Merger Sub II and specified in the Second Certificates of Merger, is referred to herein as the “Second Effective Time.”

2.3 Effects of the Merger.

(a) At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificates of Merger and the applicable provisions of the DGCL and the NRS. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Company as the surviving corporation of the First Merger, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Company as the surviving corporation of the First Merger.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub II shall become debts, liabilities and duties of the Surviving Company.

2.4 Certificate of Incorporation and By-laws.

(a) At the First Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be amended as of the First Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the certificate of incorporation of Merger Sub (other than the corporate name and any other modifications requested by Parent), and (ii) the by-laws of the Company as in effect immediately prior to the First Effective Time shall be amended as of the First Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the by-laws of Merger Sub (other than the corporate name and any other modifications requested by Parent); in each case until amended in accordance with applicable law.

(b) At the Second Effective Time, (i) the certificate of formation of Merger Sub II shall continue unchanged and shall be the certificate of formation of the Surviving Company, until thereafter amended as provided therein or by the DLLCA, and (ii) the limited liability company agreement of Merger Sub II shall continue unchanged and be the limited liability company agreement of the Surviving Company, until thereafter amended as provided therein or by the DLLCA.

2.5 Directors.

(a) At the First Effective Time, individuals designated by Parent prior to the First Effective Time shall be the officers and directors of the Company, in each case until their respective successors are duly elected and qualified. On or prior to the Closing Date, the Company shall deliver to Parent a written resignation, in form and substance satisfactory to Parent, from each director of the Company and such officers of the Company as determined by Parent prior to the Closing, effective as of the First Effective Time.

(b) At the Second Effective Time, (i) the manager of Merger Sub II immediately prior to the Second Effective Time shall continue to be the manager of the Surviving Company immediately after the Second Effective Time until its successor is duly elected and qualified, and (ii) the officers of Merger Sub II immediately prior to the Second Effective Time shall continue to be the officers of the Surviving Company immediately after the Second Effective Time until their respective successors are duly appointed.

ARTICLE III

EFFECT OF THE MERGER ON THE

SECURITIES OF THE COMPANY AND MERGER SUBS

3.1 Effect on Capital Stock.

(a) As of the First Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub, the Company or the holders of (i) any shares of the Company’s common stock, par value $0.001 per share (the “Company Stock”), or (ii) any shares of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”), the following shall occur:

(i) Common Stock of Merger Sub. The shares of Merger Sub Common Stock issued and outstanding immediately prior to the First Effective Time shall be converted into and exchangeable as a whole for 1,000 shares of common stock of the Company. Such 1,000 shares of common stock shall thereafter constitute all of the issued and outstanding equity of the Company, so that Parent shall own all of the capital stock interests in, and equity of the Company. Following the First Effective Time, each share of Merger Sub Common Stock shall no longer be outstanding, shall automatically be cancelled and shall cease to exist.

(ii) Cancellation of Treasury Stock. Each share of Company Stock issued and outstanding immediately prior to the First Effective Time that is owned by the Company (as treasury stock or otherwise) shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange thereof.

(iii) Conversion of Company Stock. Subject to Sections 3.1(a)(iv), 3.2(g), 3.2(h) and 3.5, each share of Company Stock issued and outstanding immediately prior to the First Effective Time (other than such shares of Company Stock held by the Company or any Company Subsidiary and any Dissenting Shares), shall be entitled to receive:

(1) an amount in cash, without interest, equal to the portion of the Net Cash Consideration allocable to each share of Company Stock as set forth on the Aggregate Consideration Spreadsheet less the portion of the Stockholder Representative Reserve allocable to each share of Company Stock as set forth on the Aggregate Consideration Spreadsheet; plus

(2) the right to receive the Net Stock Consideration allocable to each share of Company Stock as set forth on the Aggregate Consideration Spreadsheet; provided that in the event that the Net Stock Consideration exceeds 9,090,909 shares of Parent Common Stock, then Parent, in its sole discretion, shall be entitled to elect to pay the amount of such excess allocable to each share of Company Stock in cash (without interest), in Parent Common Stock or in a combination of cash (without interest) and Parent Common Stock; plus

(3) at the time set forth in, and subject to, Section 9.3 (and with respect to the disbursement of any amounts remaining in the Stockholder Representative Reserve, Section 3.4), such holder’s Pro Rata Portion of the Escrow Payment, if any. The aggregate “Escrow Payment” is an amount equal to (I) the Escrow Shares, less (II) the number of Escrow Shares forfeited to satisfy indemnifiable Losses or any other expenses or amounts deducted from the Escrow Fund, in each case in accordance with Article III and/or Article IX, plus (III) any amounts remaining in the Stockholder Representative Reserve.

Collectively, the Net Cash Consideration, the Net Stock Consideration and the Escrow Payment, if any, payable pursuant to this Section 3.1(a), which shall not in the aggregate exceed $20,000,000.00 less the amount of the Adjusted Note Obligation as of the Closing Date, are referred to as the “Company Stock Merger Consideration”. Notwithstanding any provision in this Agreement to the contrary, Parent shall not issue shares of Parent Common Stock under this Agreement to the extent (and only to the extent) such issuance would require the prior approval of the stockholders of Parent pursuant to Nasdaq Listing Rule 5635, and in lieu of such issuance Parent will make payment pursuant to this Agreement in shares of Series D Preferred Stock.

At the First Effective Time, all shares of Company Stock issued and outstanding immediately prior to the First Effective Time shall no longer be outstanding and such shares of Company Stock shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any such shares of Company Stock (other than such shares held by the Company or any Company Subsidiary) shall thereafter represent only the right to receive the applicable portion of the Company Stock Merger Consideration.

(iv) Escrow Fund. At the Closing, Parent shall issue the Escrow Shares and shall hold such shares in accordance with the terms of this Article III and Article IX (the “Escrow Fund”). The Qualifying Stockholders shall have the sole and exclusive right to exercise any and all voting and consensual rights and powers, and shall be entitled to receive and retain any and all cash dividends, accruing to an owner of such Qualifying Stockholder’s respective portion of the shares of Parent Common Stock pursuant to the terms of Article IX. For income tax purposes, the Qualifying

Stockholders shall be deemed the owners of their portion of the Escrow Fund, all earnings on investments of the Qualifying Stockholders’ portion of the cash deposited by Parent shall be reported by the applicable Qualifying Stockholder, and the Qualifying Stockholders will be responsible for paying all taxes on such earnings. The parties hereto acknowledge and agree that they will not treat any portion of a payment to the Qualifying Stockholders from the Escrow Fund upon release of the amounts held pursuant to the terms of Article IX as a payment of interest to the Qualifying Stockholders by Parent, except as otherwise required by a taxing authority.

(b) As of the Second Effective Time, all shares of common stock of the Company issued and outstanding following the First Effective Time shall automatically be cancelled and shall cease to exist, and each holder of any such shares of common stock shall cease to have any rights with respect thereto. At the Second Effective Time, each membership interest of Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time will continue to constitute validly issued and outstanding membership interest of the Surviving Company. Such membership interests shall be the only membership interests of the Surviving Company that are issued and outstanding immediately after the Second Effective Time.

3.2 Payment of Merger Consideration. At the First Effective Time, Parent shall make the following disbursements, in each case in accordance with the final Aggregate Consideration Spreadsheet delivered pursuant to Section 3.3:

(a) Parent shall issue and hold in the Escrow Fund, the Escrow Shares.

(b) Parent shall disburse the Stockholder Representative Reserve in accordance with Section 3.4.

(c) Parent shall (i) disburse to each Company Stockholder such Company Stockholder’s portion of the Net Cash Consideration, and (ii) issue or cause its transfer agent to issue to each Company Stockholder a certificate (or evidence of shares in book entry form) representing that number of whole shares of the Net Stock Consideration (and cash in lieu of fractional shares, if any) such holder is entitled to receive, in each case in accordance with Section 3.1(a)(iii) and as set forth in the Aggregate Consideration Spreadsheet; provided that prior to any such disbursement and/or issuance to any Company Stockholder, such Company Stockholder shall have delivered to Parent a properly completed letter of transmittal substantially in the form of Exhibit D hereto together with such Company Stockholder’s Certificate. Upon surrender of a Certificate for cancellation to Parent, together with such letter of transmittal, duly completed and validly executed, as of the First Effective Time, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall pay to such holder, the amount of the Company Stock Merger Consideration into which the shares formerly represented by such Certificate shall have been converted pursuant to the terms of this Article III, and the Certificate so surrendered shall forthwith be cancelled. All Company Stock Merger Consideration paid upon the surrender for exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock previously represented by such Certificates, and at the First Effective Time the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Stock that were outstanding immediately prior to the First Effective Time. If, at any time after the First Effective Time, Certificates are presented to the Surviving Company or Parent for any reason, they shall be cancelled and exchanged as provided in this Section 3.2(c).

In the event of a transfer of ownership of a share of Company Stock that is not registered in the stock transfer books of the Company, the proper amount of the Company Stock Merger Consideration (as determined in accordance with, and subject to, the terms of this Article III) may be paid in exchange therefor to a Person other than the Person in whose name the Stock Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and accompanied by all the documents required by Section 3.2(d), and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or shall accrue on the cash or stock consideration payable upon surrender of any Certificate.

(d) No Liability. None of the Surviving Company, Merger Sub II, Merger Sub, Parent or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the payment of the Net Stock Consideration, no dividends or other distributions of Parent shall relate to such fractional shares and such fractional shares will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of such fractional shares, Parent shall pay to each holder of a Certificate (at such time as Parent is required to deliver any of the Net Stock Consideration to such holder) an amount in cash equal to the product obtained by multiplying (A) the fractional share to which such holder (after taking into account all shares of Company Stock held at the First Effective Time by such holder) would otherwise be entitled by (B) the Average Closing Price.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Parent will issue, in exchange for such lost, stolen or destroyed Certificate, the Company Stock Merger Consideration, and cash in lieu of any fractional shares of Parent Common Stock to which such holder would be entitled pursuant to Section 3.2(e), in each case pursuant to this Agreement.

(g) Withholding Taxes. Parent shall be entitled to deduct and withhold from that portion of the Company Stock Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock, such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign Tax Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such shares of Company Stock in respect of which such deduction and withholding was made by Parent.

(h) Accredited Investors. Notwithstanding any provisions in this Agreement to the contrary, Parent shall have no obligation to issue shares of Parent Common Stock hereunder to any Person who is not an Accredited Investor, and shall, in lieu thereof make payment in cash (without any increase in the Company Stock Merger Consideration).

3.3 Aggregate Consideration Spreadsheet. Ten (10) Business Days prior to the Closing Date, the Company and the Stockholder Representative shall deliver to Parent an initial draft of the Aggregate Consideration Spreadsheet. No later than five (5) Business Days prior to the Closing, Parent may raise any reasonable objections Parent has with the Aggregate Consideration Spreadsheet. The Company will in good faith take into account such objection and, to the extent necessary, send in writing a revised Aggregate Consideration Spreadsheet (revised solely for purposes of taking into account such objections) no later than three (3) Business Days prior to the Closing Date for acceptance by Parent of such revised Aggregate Consideration Spreadsheet. The failure to raise or the raising of any objections shall not be a waiver of or limit on any rights Parent may otherwise have. At the Closing, the Company and the Stockholder Representative shall deliver to Parent the final Aggregate Consideration Spreadsheet setting forth the final calculation of the amounts for distribution in accordance with Section 3.2.

3.4 Stockholder Representative Reserve. At the Closing, Parent shall cause to be deposited, in an account designated by the Stockholder Representative, the Stockholder Representative Reserve. The Stockholder Representative Reserve (and earnings thereon) may be applied as the Stockholder Representative, in its sole discretion, determines appropriate to defray, offset, or pay any charges, fees, costs, liabilities or expenses of the Stockholder Representative incurred in connection with the transactions contemplated by this Agreement. The balance of the Stockholder Representative Reserve held pursuant to this Section 3.4, if any, and any income earned thereon, shall be distributed to the Company Stockholders who are entitled to receive the Company Stock Merger Consideration by depositing such amount with Parent for distribution concurrently with, and as part of, any remaining Escrow Payment. Notwithstanding the foregoing, the Stockholder Representative Reserve shall only be so distributed when the Stockholder Representative determines, in its sole discretion, that such distribution is appropriate. Parent and the Surviving Company shall have no liability or responsibility to the Company Stockholders with respect to the Stockholder Representative Reserve or the actions and responsibilities of the Stockholder Representative contemplated by this Section 3.4.

3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock (the “Shares”) that are issued and outstanding immediately prior to the First Effective Time and which are held by a stockholder who did not vote in favor of the First Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL or Section 92A.380 of the NRS, as applicable, (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Company Stock Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Shares (the “Dissenting Shares”) in accordance with the provisions of Section 262 of the DGCL or Section 92A.380 of the NRS, as applicable (and at the First Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL or Section 92A.380 of the NRS, as applicable), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL or the NRS, as applicable. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the First Effective Time, the Company Stock Merger Consideration for each such Share, in accordance with Section 3.1(a), without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL or the NRS, as applicable, and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL or the NRS, as applicable. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

3.6 Working Capital Adjustment.

(a) No later than ten (10) Business Days prior to the Closing Date, the Company shall cause to be prepared and delivered to Parent a certificate based on the Additional Balance Sheet (the “Pre-Closing Working Capital Statement”) setting forth the Company’s calculation of estimated Working Capital as of the close of business on the Closing Date (“Estimated Working Capital”). Parent and the Company shall agree on the calculations set forth in the Pre-Closing Working Capital Statement prior to the Closing Date. For the purposes of the calculations in this Section 3.6(a), the absolute value of any negative numbers shall be used.

(b) If the Estimated Working Capital is less than negative one million dollars (-$1,000,000), the Net Cash Consideration shall be reduced by the difference between (1) such amount and (2) the Estimated Working Capital (such reduction, the “Working Capital Adjustment”), with such cash being retained by Parent pending final determination of the Final Closing Working Capital. If the Estimated Working Capital is greater than negative one million dollars, the excess thereof shall be applied to reduce the amount of the Note Obligation (the “Adjusted Note Obligation”) solely for the purpose of determining the Stock Amount.

(c) As promptly as practicable, but no later than one hundred (100) days after the Closing Date, Parent shall cause to be prepared and delivered to the Stockholder Representative the Closing Statement (as defined below) and a certificate based on such Closing Statement setting forth Parent’s calculation of Closing Working Capital (as defined below). The closing statement (the “Closing Statement”) shall present the actual Working Capital as of the close of business on the Closing Date (“Closing Working Capital”).

(d) Subsequent to the Closing and upon reasonable notice, Parent and the Surviving Company shall afford to the officers, employees, accountants, counsel and other representatives of the Stockholder Representative reasonable access during normal working hours to the Surviving Company’s properties, books, Contracts and records reasonably necessary to evaluate the Closing Statement, and Parent and the Surviving Company shall furnish promptly to the Stockholder Representative, pursuant to a customary confidentiality agreement, all such information concerning the business, properties, books, Contracts, records and personnel as the Stockholder Representative may reasonably request for the purposes of evaluating the Closing Statement. If the Stockholder Representative disagrees with Parent’s calculation of Closing Working Capital delivered pursuant to Section 3.6(b), the Stockholder Representative may, within thirty (30) days after delivery of the Closing Statement to the Stockholder Representative, deliver a notice to Parent (a “Dispute Notice”) stating that the Stockholder Representative disagrees with such calculation and specifying in reasonable detail those items or amounts as to which the Stockholder Representative disagrees and the basis therefore. Upon expiration of such thirty-day period, if the Stockholder Representative has not provided a Dispute Notice in accordance with this Section 3.6(c), the Stockholder Representative shall be deemed to have agreed with the calculation of Closing Working Capital delivered pursuant to Section 3.6(b).

(e) If a Dispute Notice shall be duly delivered pursuant to Section 3.6(c), the Stockholder Representative and Parent shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the Closing Working Capital. If during such period the Stockholder Representative and Parent are unable to reach such agreement, they shall promptly thereafter cause an independent accounting firm as shall be mutually agreed by Parent and Stockholder Representative (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Each of Parent and the Stockholder Representative agrees that it shall not engage or agree to engage the Independent Accountant to perform any services other than as the Independent Accountant pursuant hereto until the Closing Statement and Final Closing Working Capital (as defined below) have been finally determined pursuant to this Section 3.6. Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Parent and the Stockholder Representative shall cooperate with the Independent Accountant and promptly provide all documents and information reasonably requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement and Parent’s calculation of Closing Working Capital as to which the Stockholder Representative has indicated it disagrees in its Dispute Notice. The Independent Accountant shall deliver to the Stockholder Representative and Parent, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth such calculation. Such report shall be deemed a final arbitration award that is binding on Parent and the Stockholder Representative, and neither Parent nor the Stockholder Representative shall seek further recourse to courts or other tribunals, other than to enforce such report. The cost of the Independent Accountant’s review and report shall be borne equally by Parent and the Stockholder Representative.

(f) If, after determination of Final Closing Working Capital, the amount of cash retained by Parent pursuant to Section 3.6(b) is not sufficient to cover the Working Capital Adjustment, Parent shall be entitled to withdraw from the Escrow Fund, and the Stockholder Representative shall instruct Parent to release from the Escrow Fund, the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the date on which Final Closing Working Capital is determined equal to such shortfall. For the purposes of the calculations in this Section 3.6(e), the absolute value of any negative numbers shall be used. If it is determined that Final Closing Working Capital should not result in any adjustment to the Escrow Fund, and a Working Capital Adjustment was made pursuant to Section 3.6(a)(i), (A) Parent shall deposit, on its behalf and on behalf of the Company, in the Escrow Fund the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the date on which Final Closing Working Capital is determined equal to the Working Capital Adjustment, if any. “Final Closing Working Capital” means Closing Working Capital (i) as shown in Parent’s calculation set forth in the Closing Statement delivered pursuant to Section 3.6(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.6(c); or (ii) if a Dispute Notice is delivered, (A) as agreed by the Stockholder Representative and Parent pursuant to Section 3.6(d) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.6(d). If, based on the Final Closing Working Capital, the Adjusted Note Obligation as calculated pursuant to Section 3.6(b) is inaccurate, there shall be an appropriate adjustment to the Stock Amount, and shares of Parent Common Stock as valued herein shall either be released to Parent or to the Stockholder Representative (to be distributed to the Company Stockholders), as the case may be.

3.7 Cash Adjustment.

(a) No later than ten (10) Business Days prior to the Closing Date, the Company shall cause to be prepared and delivered to Parent a certificate based on the Additional Balance Sheet (the “Pre-Closing Cash Statement”) setting forth the Company’s calculation of estimated cash and cash equivalents of the Company on a consolidated basis in accordance with GAAP as of the close of business on the Closing Date (“Estimated Cash”). Parent and the Company shall agree on the calculations set forth in the Pre-Closing Cash Statement prior to the Closing Date. For the purposes of the calculations in this Section 3.7(a), the absolute value of any negative numbers shall be used.

(b) If the Estimated Cash is less than the Cash at Signing, the Stock Amount shall be reduced by the difference between (1) such amount and (2) the Estimated Cash (such reduction, the “Cash Adjustment”); provided that such reduction shall not exceed $250,000 and Parent shall retain the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the Closing Date equal to the amount of the Cash Adjustment pending final determination of the Final Closing Cash.

(c) As promptly as practicable, but no later than ninety (90) days after the Closing Date, Parent shall cause to be prepared and delivered to the Stockholder Representative the Closing Statement (as defined below) and a certificate based on such Closing Statement setting forth Parent’s calculation of Closing Cash (as defined below). The closing statement (the “Cash Closing Statement”) shall present the actual cash and cash equivalents of the Company on a consolidated basis as of the close of business on the Closing Date (“Closing Cash”).

(d) Subsequent to the Closing and upon reasonable notice, Parent and the Surviving Company shall afford to the officers, employees, accountants, counsel and other representatives of the Stockholder Representative reasonable access during normal working hours to the Surviving Company’s properties, books, Contracts and records reasonably necessary to evaluate the Cash Closing Statement, and Parent and the Surviving Company shall furnish promptly to the Stockholder Representative, pursuant to a customary confidentiality agreement, all such information concerning the business, properties, books, Contracts, records and personnel as the Stockholder Representative may reasonably request for the purposes of evaluating the Cash Closing Statement. If the Stockholder Representative disagrees with Parent’s calculation of Closing Cash delivered pursuant to Section 3.7(c), the Stockholder Representative may, within thirty (30) days after delivery of the Cash Closing Statement to the Stockholder Representative, deliver a notice to Parent (a “Cash Dispute Notice”) stating that the Stockholder Representative disagrees with such calculation and specifying in reasonable detail those items or amounts as to which the Stockholder Representative disagrees and the basis therefore. Upon expiration of such thirty-day period, if the Stockholder Representative has not provided a Cash Dispute Notice in accordance with this Section 3.7(d), the Stockholder Representative shall be deemed to have agreed with the calculation of Closing Cash delivered pursuant to Section 3.7(c).

(e) If a Cash Dispute Notice shall be duly delivered pursuant to Section 3.7(d), the Stockholder Representative and Parent shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the Closing Cash. If during such period the Stockholder Representative and Parent are unable to reach such agreement, they shall promptly thereafter cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Cash (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Each of Parent and the Stockholder Representative agrees that it shall not engage or agree to engage the Independent Accountant to perform any services other than as the Independent Accountant pursuant hereto until the Cash Closing Statement and Final Closing Cash (as defined below) have been finally determined pursuant to this Section 3.7. Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Parent and the Stockholder Representative shall cooperate with the Independent Accountant and promptly provide all documents and information reasonably requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Cash Closing Statement and Parent’s calculation of Closing Cash as to which the Stockholder Representative has indicated it disagrees in its Dispute Notice. The Independent Accountant shall deliver to the Stockholder Representative and Parent, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth such calculation. Such report shall be deemed a final arbitration award that is binding on Parent and the Stockholder Representative, and neither Parent nor the Stockholder Representative shall seek further recourse to courts or other tribunals, other than to enforce such report. The cost of the Independent Accountant’s review and report shall be borne equally by Parent and the Stockholder Representative.

(f) If, after determination of Final Closing Cash, the number of shares of Parent Common Stock retained by Parent pursuant to Section 3.7(b) is not sufficient to cover the Cash Adjustment, Parent shall be entitled to withdraw from the Escrow Fund, and the Stockholder Representative shall instruct Parent to release from the Escrow Fund, the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the date on which Final Closing Cash is determined equal to such shortfall. For the purposes of the calculations in this Section 3.7(f), the absolute value of any negative numbers shall be used. If it is determined that Final Closing Cash should not result in any adjustment to the Escrow Fund, and a Cash Adjustment was made pursuant to Section 3.7(b), (A) Parent shall deposit, on its behalf and on behalf of the Company, in the Escrow Fund the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the date on which Final Closing Cash is determined equal to the Cash Adjustment, if any. “Final Closing Cash” means Closing Cash (i) as shown in Parent’s calculation set forth in the Cash Closing Statement delivered pursuant to Section 3.7(c) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.7(d); or (ii) if a Dispute Notice is delivered, (A) as agreed by the Stockholder Representative and Parent pursuant to Section 3.7(e) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.7(e).

3.8 Tax Consequences.

(a) It is intended by the parties hereto that the First Merger and the Second Merger are integrated steps in a single transaction contemplated by this Agreement and intend that the Merger will qualify as a single “reorganization” within the meaning of Section 368(a) of the Code. However, neither Parent, the Company nor the Surviving Company makes any representations or warranties to any holder of Company Stock that the Merger will qualify as a tax-free “reorganization” under the Code. The Company acknowledges that the Company and the holders of Company Stock are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby. Each of the parties hereto agrees to report the Merger for federal and state income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless a contrary position is required by a final determination within the meaning of Section 1313 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 354(a)(1) of the Code and Treasury Regulations Section 1.368-2(g).

(b) Parent and the Company Stockholders agree that, to the extent practicable and applicable, the Company Stockholders will be deemed for tax purposes to have exchanged for cash those shares of Company Stock held (or deemed held for federal income tax purposes) by them for more than one year, and to have exchanged any shares of Company Stock held (or deemed held for federal income tax purposes) by them for less than one year for Parent Common Stock.

ARTICLE IV

TERMINATION, AMENDMENT AND WAIVER

4.1 Termination of Agreement. This Agreement may be terminated at any time prior to the First Effective Time as follows:

(a) At the election of either Parent or the Company on or after December 31, 2012, (the “End Date”) if the Closing shall not have occurred by the close of business on such date; provided, however, that Parent shall have the exclusive right to extend the End Date for two successive periods of thirty (30) days in the event that the conditions contained in Section 8.1 have not been satisfied prior to December 31, 2012; provided, further that the right to terminate this Agreement under this Section 4.1(a) or to extend the End Date shall not be available to any party who is in material default of any of its obligations hereunder;

(b) by mutual written consent of Parent and the Company;

(c) by either Parent or the Company if (i) there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or (ii) there shall be any Law enacted, promulgated or issued or deemed applicable to the First Merger by any Governmental Body that would make consummation of the First Merger illegal;

(d) by Parent, so long as Parent is not in material breach of its representations, warranties, covenants or agreements under this Agreement, if there shall have been a material breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 8.1(a), 8.1(b) or 8.1(c) and is incapable of being cured or, if capable of being cured, shall not have been cured within twenty (20) Business Days following receipt by the Company of notice of such breach from Parent;

(e) by Parent, if Parent and the Company are unable to agree upon the Schedules within thirty (30) days after delivery of a Disagreement Notice pursuant to Section 7.17(b);

(f) by the Company, so long as the Company is not in material breach of its representations, warranties, covenants or agreements under this Agreement, if there shall have been a material breach of any representation, warranty, covenant or agreement of Parent set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 8.2(a) or 8.2(b) and is incapable of being cured or, if capable of being cured, shall not have been cured within twenty (20) Business Days following receipt by Parent of notice of such breach from the Company.

4.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 4.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 4.2 and Article X, all of which shall survive termination of this Agreement), provided, however, that nothing contained herein shall relieve any party from liability for fraud or any willful breach hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of Parent and each Merger Sub on the date hereof that:

5.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Other than with respect to California, the Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization.

5.2 Authorization of Agreement.

(a) The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Company Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Company Documents by the Company, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by its Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby.

(b) This Agreement and each of the Company Documents has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, as applicable, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) The Board of Directors of the Company, at a meeting duly called and held at which all the directors of the Company were present in person or by telephone (or, in lieu of a meeting, by the written consent of the directors of the Company), duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) directing that the adoption of this Agreement be submitted to the stockholders of the Company and (iii) recommending that the stockholders of the Company adopt this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(d) Schedule 5.2(d) sets forth a true, correct and complete list of the holders of record of Company Stock as of the date hereof. Immediately following execution of this Agreement, the Company will deliver to Parent true, correct and complete copies of the irrevocable written consents, which are valid and effective under

Section 78.320 of the NRS of holders of a majority of the issued and outstanding Company Stock (the “Stockholder Consents”) to the First Merger. The Stockholder Consents are the only approval of holders of any class or series of Company capital stock necessary or required (under applicable Law, the Company’s certificate of incorporation and bylaws, or otherwise) to approve this Agreement and the transactions contemplated hereby, including the First Merger. From and after the time of such delivery to Parent, the Stockholder Consents shall remain in full force and effect and shall be valid and effective under Section 78.320 of the NRS.

5.3 Conflicts; Consents of Third Parties.

(a) Other than the consents set forth in Schedule 5.3(a) or as otherwise disclosed on such Schedule, none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the Merger and the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of, default or breach (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Company or any Company Subsidiary under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of the Company or any Company Subsidiary; (ii) any Intellectual Property, Technology, Material Contract or Permit to which the Company or any Company Subsidiary is a party or by which any of the properties or assets of the Company or any Company Subsidiary are bound; (iii) any Order of any Governmental Body applicable to the Company or any Company Subsidiary or any of the properties or assets of the Company or any Company Subsidiary; or (iv) any applicable Law; except in the case of clauses (ii) and (iii), any conflict, violation, default, loss or benefit that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any Company Subsidiary in connection with (i) the execution and delivery of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof or thereof, or the consummation by the Company of the Merger or the other transactions contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or Material Contract of the Company or any Company Subsidiary, except for those consents and filings set forth on Schedule 5.3(b).

5.4 Capitalization.

(a) The authorized capital stock of the Company consists of:

(i) 250,000,000 shares of common stock, par value $0.001 per share, of which 110,360,365 shares are issued and outstanding, and

(ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share, none of which are issued and outstanding.

All of the issued and outstanding shares of Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record by the Company Stockholders as set forth in Schedule 5.4(a), which includes each Company Stockholder’s residency.

(b) Except for the Convertible Debt and except as set forth on Schedule 5.4(b), there is no existing option, warrant, call, right or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. Schedule 5.4(b) lists the name and residency of each holder of Convertible Debt, including the number of shares subject thereto. Except as set forth on Schedule 5.4(b), the Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of the Company.

5.5 Subsidiaries. Schedule 5.5 sets forth each direct or indirect Subsidiary of the Company (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock, the number and class of shares thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each such stockholder or the amount of equity owned by each such equity owner. Each Company Subsidiary is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization. Each Company Subsidiary has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted. The outstanding shares of capital stock or equity interests of each Company Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned by the Company are owned by it free and clear of any and all Liens and are not subject to any option, right of first refusal, proxy, voting trust or agreement, or transfer restriction under any shareholder or similar agreement, except as set forth in Schedule 5.5. No shares of capital stock are held by any Company Subsidiary as treasury stock. There is no existing option, warrant, call, right or Contract of any character to which any Company Subsidiary is a party requiring, and there are no securities of any

Company Subsidiary outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity interests of any Company Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity interests of any Company Subsidiary. Other than the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock or equity or ownership interests in, any other Person (collectively, “Third-Party Interests”). Neither the Company nor any Company Subsidiary have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third-Party Interests or to make any investment in, or contribution or advance to, any Person.

5.6 Corporate Records.

(a) The Company has delivered to Parent true, correct and complete copies of the certificates of incorporation (each certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and by-laws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Company and each of the Company Subsidiaries as currently in effect.

(b) The minute books of the Company and each Company Subsidiary previously made available to Parent contain true, correct and complete records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and board of directors (including committees thereof) of the Company and the Company Subsidiaries. The stock certificate books and stock transfer ledgers of the Company and the Company Subsidiaries previously made available to Parent are true, correct and complete. All stock transfer taxes levied or payable with respect to all transfers of shares of the Company and the Company Subsidiaries prior to the date hereof have been paid and appropriate transfer tax stamps affixed.

5.7 Financial Statements.

(a) The Company has furnished to Parent a true, correct and complete copy of an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at September 30, 2012. Such balance sheet is referred to herein as the “Balance Sheet” and September 30, 2012 is referred to herein as the “Balance Sheet Date.”

(b) The net revenues of the Company on a consolidated basis, determined in accordance with GAAP applied on a consistent basis, for the eleven-month period ended November 30, 2012 are set forth on Schedule 5.7(b).

(c) The total cash and cash equivalents of the Company on a consolidated basis as of the date of this Agreement is set forth on Schedule 5.7(c) (“Cash at Signing”).

5.8 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.8, since the Balance Sheet Date through the date hereof (i) the Company and the Company Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and (ii) there has not been any Company Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date:

(a) there has not been any loss, with respect to the tangible property and assets of the Company or any Company Subsidiary having a replacement cost of more than $25,000 for any single loss or $75,000 for all such losses;

(b) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Company Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company or any Company Subsidiary;

(c) except as set forth on Schedule 5.8(c), neither the Company nor any Company Subsidiary has awarded or paid any bonuses to employees of the Company or any Company Subsidiary with respect to the fiscal year ended December 31, 2012, except to the extent previously disclosed to Parent in writing, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Company’s or any Company Subsidiary’s directors, officers, employees, agents or representatives or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives;

(d) there has not been any change by the Company or any Company Subsidiary in Tax reporting or accounting principles, methods or policies nor has the Company or any Company Subsidiary made any adjustment to its books and records, or recharacterized any assets or liabilities, except as may have been required by GAAP (provided that such changes are disclosed on Schedule 5.8(d));

(e) except as set forth on Schedule 5.8(e), neither the Company nor any Company Subsidiary has made any loans, cash advances, or capital contributions to, or investments in, any Person or paid any fees or expenses to any director, officer, partner, stockholder or Affiliate of the Company or any Company Subsidiary other than pursuant to existing employment arrangements as set forth on Schedule 5.8(e);

(f) neither the Company nor any Company Subsidiary has mortgaged, pledged or been subjected to any Lien on any of its assets, or except in the Ordinary Course of Business acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any material assets of the Company or any Company Subsidiary;

(g) except as set forth on Schedule 5.8(g), neither the Company nor any Company Subsidiary has discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) in excess of $25,000 individually or $75,000 in the aggregate;

(h) neither the Company nor any Company Subsidiary has canceled or compromised any material debt or pending claim or amended, canceled, terminated, relinquished, waived or released any Material Contract or material right;

(i) neither the Company nor any Company Subsidiary has made or committed to make any capital expenditures or capital additions or betterments in excess of $25,000 individually or $75,000 in the aggregate;

(j) except as set forth on Schedule 5.8(j), neither the Company nor any Company Subsidiary has issued, created, incurred, assumed or guaranteed any Indebtedness;

(k) the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(l) neither the Company nor any Company Subsidiary has received notice of, instituted or settled any Legal Proceeding;

(m) there has not been any change in the capital stock of the Company;

(n) there has not been any change or amendment to the Company’s certificate of incorporation or bylaws, or material change to any material contract or arrangement by which the Company or any Company Subsidiary is bound or to which any of their respective assets or properties is subject;

(o) there has not been the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Company Subsidiary;

(p) except as set forth on Schedule 5.8(p), neither the Company nor any Company Subsidiary has recorded any deferred revenue;

(q) there has not been the loss or, to the Knowledge of the Company, threatened loss of any Material Customer; and

(r) none of Company or any of the Company Subsidiaries has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 5.8.

5.9 Taxes. Except as set forth on Schedule 5.9:

(a) The Company and each of the Company Subsidiaries have (i) duly and timely filed all Tax Returns required to be filed by or on behalf of it in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any duly obtained extensions of time in which to make such filings), all such Tax Returns are true, complete and accurate in all material respects, and the Company and the Company Subsidiaries have maintained, to the extent required, all documentation supporting the positions taken thereon, and have at all times used proper accounting methods and periods in computing its Tax liability, (ii) timely paid all Taxes due and payable or claimed or asserted by any Taxing Authority to be due and payable (except to the extent of any accrual for Taxes established on the Financial Statements) and (iii) with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing (including contingent and deferred Tax liabilities), made accruals for the full amount of such Taxes on its Financial Statements (whether or not it has or may have a right of reimbursement against another Person). All required estimated Tax payments sufficient to avoid any underpayment penalties have been made by or on behalf of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries have disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code (or any corresponding local law). Neither the Company nor any of the Company Subsidiaries has participated in any reportable or listed transaction as defined under Section 6011 of the Code.

(b) The Company and each of the Company Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.

(c) No claim has been made by any Taxing Authority in a jurisdiction where the Company or the Company Subsidiaries does not file Tax Returns that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(d) The Company has delivered to the Parent true and complete copies of all (i) audit reports issued with respect to the six year period prior to the date of this Agreement relating to any Taxes due from or with respect to the Company and each of the Company Subsidiaries and (ii) Tax Returns of the Company and each of the Company Subsidiaries for all taxable periods ending on or after December 31, 2009.

(e) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Section 108(i) of the Code; or (vii) income that accrued in a prior taxable period but that was not included in taxable income for that or another prior taxable period.

(f) The Company and each of the Company Subsidiaries (i) are not a party to any agreement extending the time within which to file any Tax Return which has not yet been filed, (ii) have not granted any extension of the statute of limitations for the assessment or collection of Taxes, which extension is still in effect, and (iii) have not granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(g) None of the Company’s or any of the Company Subsidiaries’ federal income tax returns have been audited, and no action, suit, proceeding, investigation or audit with respect to Taxes of any type is pending or, to the Knowledge of the Company, threatened. There are no outstanding assessments, claims or deficiencies for any material Taxes of the Company or each of the Company Subsidiaries that have been asserted or assessed or, to the Knowledge of the Company, proposed. No issue has been raised by a Taxing Authority in any prior examination of the Company or each of the Company Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a material proposed deficiency for any subsequent taxable period.

(h) No Liens for Taxes exist with respect to any of the assets or properties of the Company or each of the Company Subsidiaries, except for statutory Liens for Taxes not yet due or payable.

(i) The Company and each of the Company Subsidiaries (i) are not nor have ever been a member of any Affiliated Group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return other than one in which the Company is the common parent, (ii) do not have any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) except with respect to the Company and another Company Subsidiary, (iii) do not have any liability for Taxes of any other Person as a transferee or successor, or by Contract or otherwise and (iv) are not a party to a Tax sharing, indemnity allocation or similar agreement or arrangement (whether or not written).

(j) The Company and each of the Company Subsidiaries have not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(k) None of the transactions taken pursuant to this Agreement, other than payments to employees of the Company, will give rise to any withholding obligation under any provision of Law (including Section 1445 of the Code).

(l) The Company is not a “publicly held corporation” for purposes of Section 162(m) of the Code.

(m) The Company and each of the Company Subsidiaries incorporated in the United States of America (the “United States”) do not have a permanent establishment in any country other than the United States nor is subject to tax in a jurisdiction outside the United States.

(n) To the Knowledge of the Company, the Company has never treated any of the Company Subsidiaries as (i) a foreign investment company (within the meaning of Section 1246(b) of the Code), or (ii) a passive foreign investment company (within the meaning of Section 1297 of the Code).

(o) None of the Company Subsidiaries that are not incorporated in the United States (i) has a permanent establishment outside the country of its incorporation, (ii) is subject to Tax in any jurisdiction other than its jurisdiction of incorporation, (iii) is engaged in a United States trade or business for federal income tax purposes or (iv) has an investment in “United States Property” within the meaning of Section 956 of the Code.

(p) The Company is not subject to any gain recognition agreement under Section 367 of the Code.

(q) For purposes of this Section 5.19(q), any reference to the Company or the Company Subsidiaries shall be deemed to include any person that merged with or was liquidated into the Company or the Company Subsidiaries, respectively.

(r) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is, or has ever been, classified as an entity other than a corporation for US tax purposes.

(s) Neither the Company nor any of its Subsidiaries has ever been the subject of an election pursuant to Section 338 of the Code.

5.10 Property and Assets. Each of the Company and the Company Subsidiaries has good and marketable title to all of the material properties and assets reflected as owned by it in the Balance Sheet or acquired after the Balance Sheet Date other than those which have been disposed of since the Balance Sheet Date, free and clear of all Liens. All material leased properties of the Company and the Company Subsidiaries are held under valid and binding leases. The Company or a Company Subsidiary owns or leases all such properties as are necessary in all material respects to the operations of the Company and the Company Subsidiaries as now conducted. None of the Company or any Company Subsidiary owns any real property.

5.11 Intellectual Property.

(a) Schedule 5.11(a) sets forth an accurate and complete list of all Patents and Patent applications, registered marks, and registrations and applications for registrations of Marks, Copyrights and Domain Names owned or filed by the Company or any Company Subsidiary (collectively, “Registered Company Intellectual Property”). Schedule 5.11(a) lists the jurisdictions in which each such Registered Company Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed or in which any other filing or recordation has been made. Each item of Registered Company Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Company Intellectual Property has been paid and all necessary documents and certificates in connection with such Registered Company Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Company Intellectual Property. Neither the Company nor any Company Subsidiary has misrepresented, or failed to disclose, any facts or circumstances in any application for any Registered Company Intellectual Property that would constitute fraud with respect to such application.

(b) The Company and/or a Company Subsidiary has full title to and ownership of, or has valid and continuing rights to use, sell or license, all Company Intellectual Property and Company Technology, free and clear of any Liens of any kind except (i) those, if any, reflected in the Company’s consolidated Financial Statements (including the notes thereto), or (ii) those which are not material in amount and do not adversely affect the use made and proposed to be made of such property or asset by the Company. The Company Intellectual Property and Company Technology are sufficient for the operation and conduct of the businesses of the Company and the Company Subsidiaries as presently conducted. Except as set forth on Schedule 5.11(b), to the Knowledge of the Company, no third Person has any rights to any Company Intellectual Property or Company Technology that is owned by the Company and/or a Company Subsidiary, other than non-exclusive license rights granted in the normal course of business to users of the Products.

(c) Except as set forth in Schedule 5.11(c), to the Knowledge of the Company, no Company Intellectual Property, Company Technology, or Product is infringing, misappropriating or violating, and has not infringed, misappropriated or violated, the Intellectual Property Rights of any third Person, nor will the use, practice or other commercial exploitation of the Company Intellectual Property, the Company Technology, or the Products by the Company or any Company Subsidiary, or the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the same, or the operation of the Company’s and the Company Subsidiaries’ businesses, infringe, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any third Person. Except as set forth in Schedule 5.11(c), neither the Company nor any Company Subsidiary is a party to or the subject of any pending or, to the Knowledge of the Company, threatened suit, action, investigation or proceeding which involves a claim against the Company or any Company Subsidiary, of infringement, unauthorized use, or violation of any Intellectual Property Rights of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or (ii) contesting the right of the Company or a Company Subsidiary to use, sell, exercise, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in any manner, nor has the Company or a Company Subsidiary received any written communications alleging such claims.

(d) To the Knowledge of the Company, no Person (including employees and former employees of the Company or a Company Subsidiary) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property or Company Technology, and, except as set forth in Schedule 5.11(d), neither the Company nor any Company Subsidiary has made any such claims against any Person (including employees and former employees of the Company or a Company Subsidiary).

(e) Except as set forth on Schedule 5.11(e), to the Knowledge of the Company, the Company and each Company Subsidiary have secured from all consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in, in the normal course of his or her duties, the conception, reduction to practice, creation or development of any Intellectual Property Rights for the Company or a Company Subsidiary (each an “Author”), unencumbered and unrestricted exclusive ownership of all of the Authors’ Intellectual Property Rights in such contribution that the Company or a Company Subsidiary does not already own by operation of law and has obtained the waiver of all non-assignable rights. Except as set forth on Schedule 5.11(e), to the Knowledge of the Company, no Author has retained any rights, licenses, claims or interest whatsoever with respect to any material Intellectual Property Rights developed by the Author for the Company or a Company Subsidiary. Without limiting the foregoing, except as set forth on Schedule 5.11(e), the Company and each Company Subsidiary have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property Rights assignments from all current and former Authors with respect to any material Intellectual Property Rights. The Company and each Company Subsidiary have provided Purchaser with copies of all such forms currently and historically used by the Company and each Company Subsidiary.

(f) To the Knowledge of the Company, no Trade Secret or any other non-public, proprietary information of the Company or a Company Subsidiary has been authorized to be disclosed or has been actually disclosed by the Company or a Company Subsidiary to any employee or any third Person other than (i) pursuant to a written confidentiality or non-disclosure agreement restricting the disclosure and use of Company Intellectual Property or Company Technology, or (ii) to such employees or third persons who otherwise have a duty of confidentiality to the Company or a Company

Subsidiary. The Company and each Company Subsidiary have taken all commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets and any other confidential information of the Company or each Company Subsidiary.

(g) The Company and each Company Subsidiary have complied in all material respects with all applicable Laws, and their respective internal privacy policies, relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or each Company Subsidiary, or by third parties on behalf of the Company or a Company Subsidiary (collectively, “Personal Data”). Neither the Company nor any Company Subsidiary has received a written complaint regarding the Company’s or a Company Subsidiary’s collection, use or disclosure of Personal Data. The Company and each Company Subsidiary take commercially reasonable measures to ensure that Personal Data is protected against unauthorized access, use, modification, or other misuse. To the Knowledge of the Company, no breach or violation of any security policy of the Company or any Company Subsidiary with respect to Personal Data has occurred or is threatened, and there has been no unauthorized or illegal use of or access to any Personal Data.

5.12 Insurance. The Company maintains policies of insurance and bonds with respect to its material properties and assets and those of the Company Subsidiaries and the conduct of its business and those of the Company Subsidiaries in such amounts and against such risks and losses as are (i) customarily maintained by Persons engaged in similar businesses and (ii) adequate to protect such properties, assets and business. Set forth in Schedule 5.12 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company or any of the Company Subsidiaries setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. The insurance policies listed on Schedule 5.12 are in full force and effect and the Company has timely paid all applicable premiums thereunder. Except as set forth on Schedule 5.12, to the Knowledge of the Company, no event relating to the Company or any of the Company Subsidiaries has occurred which would reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which would reasonably be expected to result in a prospective upward adjustment in such premiums. No insurance policy has been cancelled within the last two (2) years and, to the Knowledge of the Company no threat has been made to cancel any insurance policy of the Company or any of the Company Subsidiaries during such period. To the Knowledge of the Company, no event has occurred, including, without limitation, the failure by the Company or any of the Company Subsidiaries to give any notice or information or the Company or any of the Company Subsidiaries giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company or any of the Company Subsidiaries under any such insurance policies.

5.13 Material Contracts and Obligations. Schedule 5.13 sets forth a list of all material Contracts (the “Material Contracts”) to which the Company or any of the Company Subsidiaries is a party or by which it is bound, including without limitation (a) each Contract which requires expenditures by the Company or any of the Company

Subsidiaries in excess of $100,000; (b) each Contract under which the Company or any of the Company Subsidiaries expects to realize revenue in excess of $100,000; (c) all items required to be listed in Schedule 5.18(a); (d) any Contract to which any stockholder, officer or director of the Company or any of the Company Subsidiaries, or any “affiliate” or “associate” (as such terms are defined in the rules and regulations promulgated under the Securities Act) of such Persons is a party; (e) any indenture, loan or credit agreement, note agreement, deed of trust, mortgage, security agreement, promissory note or other Contract relating to or evidencing Indebtedness; (f) any lease or agreement under which the Company or any of the Company Subsidiaries is lessee of or holds or operates any tangible property, real or personal, owned by any other Person under which payments to such Person exceed $50,000 per annum; (g) any lease or agreement under which the Company or any of the Company Subsidiaries is lessor or permits any Person to hold or operate any property, real or personal, owned or controlled by the Company or any of the Company Subsidiaries; (h) any agreement granting any option to purchase assets, or acquire a license, preemptive right, right of first refusal or similar right to any Person; (i) any covenant not to compete or similar restriction on its ability to conduct a business and any standstill agreements; (j) any Contract with any Material Customer or Material Supplier; (k) any Contract that contains a “most favored nation” or similar preferential pricing term; (l) any agreement to register securities under the Securities Act of 1933, as amended (the “Securities Act”); (m) any Contract that imposes a Lien on any material assets of the Company or any Company Subsidiary; (n) any Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any Company Subsidiary of any operating business or material assets or the capital stock of any other Person; (o) any Contract providing for the exclusive right to distribute products supplied by the Company or any Company Subsidiary in any geographic region or distribution channel; or (p) any Contract pursuant to which the Company has recorded or expects to record deferred revenue. The Company has made available to Parent copies of all of the foregoing Contracts (or written summaries in the case of oral Contracts). All of such Contracts are valid, binding and in full force and effect on the Company. Neither the Company nor any of the Company Subsidiaries is in default under any material provision of any of such Contracts and, to the Knowledge of the Company, no other party to any such Contracts is in default under any provision thereof. As of the date hereof, neither the Company nor any of the Company Subsidiaries has received any written communication from any other party to the Contracts listed on Schedule 5.13 stating that such other party has decided or plans to terminate or otherwise discontinue such Contract. To the Knowledge of the Company, no event has occurred that with notice, lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, or would permit the modification or premature termination of such Material Contract by any other party thereto.

5.14 Customers and Suppliers.

(a) Schedule 5.14 sets forth a list of the twenty (20) largest customers (the “Material Customers”) and the ten (10) largest suppliers (the “Material

Suppliers”) of the business of the Company and the Company Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during each of the fiscal year ended December 31, 2011 and the 9 months ended September 30, 2012, showing the approximate sales by the Company and the Company Subsidiaries to each such customer and the profitability related thereto and the approximate total purchases by the Company and the Company Subsidiaries from each such supplier, during such period. For purposes of this Agreement, “customers” shall include distributors of the Company or any Company Subsidiary and any Person that purchases materials, products and/or services directly from the Company or any Company Subsidiary.

(b) Since the Balance Sheet Date, no Material Customer or Material Supplier has terminated its relationship with the Company or any Company Subsidiary or materially reduced or changed the pricing or other terms of its business with the Company or any Company Subsidiary and no Material Customer or Material Supplier has notified the Company or any Company Subsidiary that it intends to terminate or materially reduce or change the pricing or other terms of its business in a manner adverse to the Company or any Company Subsidiary.

5.15 Compliance. To the Knowledge of the Company, the Company and each of the Company Subsidiaries has, in all material respects, complied with all Laws and Orders applicable to its business, operations or assets and has all material Permits required thereby. To the Knowledge of the Company, there is no term or provision of any state or federal Order or Law applicable to or binding upon the Company or any Company Subsidiary, that has had or would reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written or oral notices or communications from any Governmental Body of (i) any material pending violation with respect to any Laws, Orders or material Permits applicable to its business, operations or assets, or (ii) threatening to terminate, revoke or cancel any material Permit held by the Company or any of the Company Subsidiaries. Since January 1, 2009, the Company and the Company Subsidiaries have not entered into or been subject to any Order with respect to any material aspect of its business, operations, properties, assets or employees or received any written notice from any Governmental Body commencing or threatening any inquiry, investigation or Legal Proceeding with respect to any of the foregoing. To the Knowledge of the Company, none of the employees of the Company or any of the Company Subsidiaries is in violation of any Contract or covenant (either with the Company or with another entity) relating to employment, patent, other proprietary information disclosure, non-competition, or non-solicitation.

5.16 Product Warranty; Product Liability.

(a) Each product manufactured, sold or delivered by the Company or any of the Company Subsidiaries has been in conformity, in all material respects, with all product specifications, all express and implied warranties and all applicable Laws. Neither the Company nor any of the Company Subsidiaries has any liability for replacement or repair of any such products or other damages in connection therewith or any other customer or product obligations not reserved against in the Balance Sheet. Except as set forth on Schedule 5.16 and other than in the Ordinary Course of Business, neither the Company nor any of the Company Subsidiaries has sold any products or delivered any services that included a warranty for a period of longer than one (1) year.

(b) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any claim arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Company or any of the Company Subsidiaries.

5.17 Environmental Matters. To the Knowledge of the Company, the Company and the Company Subsidiaries are in material compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by the Company or any of the Company Subsidiaries (collectively, “Company’s Facilities”), wherein the failure to so comply would have a Company Material Adverse Effect which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws to conduct the business of the Company and each of the Company Subsidiaries. To the Knowledge of the Company, no facts, circumstances or conditions exist with respect to the Company or any of the Company Subsidiaries or any property currently or previously owned, operated or leased by the Company or any of the Company Subsidiaries, or any property to which the Company or any of the Company Subsidiaries arranged for the disposal or treatment of Hazardous Substances that could reasonably be expected to result in the Company or any of the Company Subsidiaries, either individually or in the aggregate, incurring material liabilities under Environmental Laws. No Legal Proceeding or, to the Knowledge of the Company, investigation is pending against the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, is being threatened against the Company or any of the Company Subsidiaries, with respect to Hazardous Materials or Environmental Laws. The Company has made available to Parent all environmental reports, assessments and investigations relating to any facilities or real property ever owned, operated or leased by the Company or any of the Company Subsidiaries, that were commissioned by or are in the possession of the Company or any of the Company Subsidiaries.

5.18 Employee Benefits.

(a) Schedule 5.18(a) sets forth a correct and complete list of (i) all employee welfare benefit plans (as defined in Section 3(1) of ERISA), (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) and (iii) all other employee benefit plans, programs, policies, agreements or arrangements, including any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan or other equity-based plan, change in control agreement, retention, severance pay plan, dependent care plan, sick leave, disability, death benefit, group insurance, hospitalization, dental, life, any fund, trust or arrangement providing health benefits including multiemployer welfare arrangements, a multiple employer welfare fund or arrangement, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, termination agreement, severance agreement, noncompetition agreement, consulting agreement, confidentiality agreement, vacation policy, employee loan, or other similar plan, agreement or arrangement, whether written or oral, funded or unfunded, or actual or contingent that (A) is maintained by the Company or any of the Company Subsidiaries for the benefit of any current or former employee, consultant or director of the Company or any of the Company Subsidiaries, or for a beneficiary of such an individual (individually and collectively, “Covered Individuals”), (B) has been approved by the Company or any of the Company Subsidiaries but is not yet effective for the benefit of Covered Individuals, or (C) was previously maintained by the Company or any of the Company Subsidiaries for the benefit of the Covered Individuals and with respect to which the Company has any liability (“Benefit Plans”). The Company has made available to Parent a correct and complete copy (where applicable) of (1) each Benefit Plan (or, where a Benefit Plan has not been reduced to writing, a summary of all material Benefit Plan terms of such Benefit Plan), (2) each trust or funding arrangement prepared in connection with each such Benefit Plan, (3) the three most recently filed annual reports on IRS Form 5500 or any other annual report required by applicable Law, (4) the most recently received IRS determination letter for each such Benefit Plan, (5) the most recently prepared actuarial report and financial statement in connection with each such Benefit Plan, (6) the most recent summary plan description, any summaries of material modification, any employee handbooks and any material written communications (or a description of any material oral communications) by the Company or any of the Company Subsidiaries to any Covered Individual concerning the extent of the benefits provided under any Benefit Plan, (7) for the last three years, all correspondence with the IRS, United States Department of Labor (“DOL”) and any other Governmental Body regarding the Benefit Plan, (8) all contracts with third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to any Benefit Plan and (9) any other documents in respect of any Benefit Plan reasonably requested by Parent. Neither the Company nor any of the Company Subsidiaries has any plan or commitment to establish any new Benefit Plan or to modify any Benefit Plan, except to the extent required by Law.

(b) None of the Company or any of the Company Subsidiaries or any other Person or entity that, together with the Company or any of the Company Subsidiaries, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any of the Company Subsidiaries, an “ERISA Affiliate”), has now or at any time within the past six years contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or the comparable provisions of any other applicable Law) or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which an ERISA Affiliate would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA.

(c) Each Benefit Plan has been maintained and operated in compliance with its terms and applicable Law, including ERISA, the Code, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA”, and any other applicable Laws, (ii) with respect to each Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL or any other Governmental Body, or to the participants or beneficiaries of such Benefit Plan have been filed or furnished on a timely basis, and (iii) each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS to the effect that the Benefit Plan satisfies the requirements of Section 401(a) of the Code taking into account all changes in qualification requirements under Section 401(a) for which the applicable “remedial amendment period” under Section 401(b) of the Code has expired, and no facts or circumstances exist or have occurred that could cause the loss of such qualification or the imposition of any Liability, penalty or tax under ERISA, the Code or any other applicable Laws.

(d) With respect to any Benefit Plan, (i) no actions, claims or proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, claims or proceedings, and (iii) no administrative investigation, audit or other administrative proceeding by the DOL, the IRS or other Governmental Body, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, is pending, in progress or, to the Knowledge of the Company, threatened.

(e) Neither the Company nor any of the Company Subsidiaries nor any other “party in interest” or “disqualified person” with respect to any Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Benefit Plan. No fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Benefit Plan.

(f) Except as set forth in Schedule 5.18(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment or benefit becoming due, or increase the amount of any compensation due, to any Covered Individual, (ii) increase any benefits otherwise payable under any Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; and except as set forth in Schedule 5.18(f), no such payment or benefit will be characterized as an “excess parachute payment,” as such term is defined in Section 280G of the Code. Except as set forth in Schedule 5.18(f), neither the Company nor any of the Company Subsidiaries is a party to any contract, arrangement or plan pursuant to which it is bound to compensate or reimburse any Person for any excise, penalty or other additional taxes under Section 409A or 4999 of the Code or any similar provision of state, local or foreign law.

(g) The Company may amend or terminate any Benefit Plan (other than an employment agreement or any similar agreement that cannot be terminated without the consent of the other party) at any time without incurring Liability thereunder, other than in respect of accrued and vested obligations incurred prior to such amendment or termination.

(h) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Benefit Plan, and in accordance with applicable Law (including pursuant to 29 C.F.R. Section 2510.3-102), as of the date hereof have been timely made or reflected on the Company’s financial statements in accordance with GAAP.

(i) Except for the continuation coverage requirements under COBRA, neither the Company nor any of the Company Subsidiaries have any obligations or potential Liability for health, life or similar welfare benefits to Covered Individuals or their respective dependents following termination of employment.

(j) Each Benefit Plan subject to the provisions of Section 401(k) or 401(m) of the Code, or both, has been tested for and has satisfied the requirements of Section 401(k)(3), Section 401(m)(2) and Section 416 of the Code, as applicable, for each plan year ending prior to Closing.

(k) No Benefit Plan is maintained in a jurisdiction outside of the United States or for employees outside of the United States.

(l) The Company has identified each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) subject to Section 409A of the Code, and each Benefit Plan so identified, to the extent subject to Section 409A of the Code, complies and has been operated and administered in compliance with Section 409A of the Code and IRS regulations issued thereunder. No option, warrant or other equity interest granted by the Company is subject to tax under Section 409A of the Code.

5.19 Labor and Employment Matters.

(a) Except as set forth in Schedule 5.19(a), neither the Company nor any of the Company Subsidiaries is, or at any time has been, a party to any collective bargaining agreement or other labor union agreement, nor is any such collective bargaining agreement being negotiated. To the Knowledge of the Company, no activities or proceedings are underway by any labor union to organize any employees of the Company or any of the Company Subsidiaries. No work stoppage, slowdown or labor strike against the Company or any of the Company Subsidiaries is pending or threatened. To the Knowledge of the Company, the Company and the Company Subsidiaries (i) have no direct or indirect Liability with respect to any misclassification of any Person as an independent contractor or temporary worker hired through a temporary worker agency rather than as an employee, (ii) are in compliance in all material respects with all applicable foreign, federal, state and local Laws respecting employment, employment practices, labor relations, fair employment, employment discrimination, health and safety, terms and conditions of employment, wages and hours, workers compensation, unemployment Laws, immigration Laws and social security Laws and (iii) have not received any written remedial order or notice of offense under applicable occupational health and safety Law.

(b) Neither the Company nor any of the Company Subsidiaries has incurred, and nor do either of them reasonably expect to incur, any Liability under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local Law which remains unsatisfied.

(c) There is no unfair labor practice charge or complaint against the Company or the Company Subsidiaries pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board, any court or any Governmental Body.

(d) Except as described in Schedule 5.19(d), with respect to the Company and any of the Company Subsidiaries, there are no pending or, to the Knowledge of the Company, threatened actions, charges, citations or consent decrees concerning: (i) wages, compensation, bonuses, commissions, awards or payroll deductions, equal employment or human rights violations regarding race, color, religion, sex, national origin, age, disability, veteran’s status, marital status, or any other recognized protected class, status or attribute under any federal, state, local or foreign equal employment Law prohibiting discrimination, (ii) representation petitions or unfair labor practices, (iii) occupational safety and health, (iv) workers’ compensation, (v) wrongful termination, negligent hiring, invasion of privacy or defamation or (vi) immigration or any other claims under state or federal labor Law.

(e) Schedule 5.19(e) contains a complete and correct list setting forth (i) the names and titles of, and current annual compensation and the two most recent annual bonuses for and exempt or non-exempt status of, each current employee of the Company and each of the Company Subsidiaries, (ii) the names of each director of the Company and the Company Subsidiaries, (iii) the name of each Person who currently provides, or who has within the prior twelve month period provided, services to the Company or any of the Company Subsidiaries as an independent contractor, and (iv) the names of each employee or independent contractor of the Company or any of the Company Subsidiaries who is a party to a non-competition agreement with the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no person has any plans to terminate employment or service with the Company or any of the Company Subsidiaries. Except as specifically identified on Schedule 5.19(e), all employees of the Company and each of the Company Subsidiaries are employed at will.

(f) Schedule 5.19(f) contains a complete and correct list of all Persons whose employment with the Company or any of the Company Subsidiaries has been terminated since January 1, 2011 (the “Terminated Employees”). Except as set forth in Schedule 5.19(f), each of the Terminated Employees has executed a separation and release agreement with the Company releasing the Company and the Company Subsidiaries, as well as their successors, from all claims related to such Terminated Employee’s employment with the Company. The terminations of the Terminated Employees were effected in compliance with all applicable Laws, including without limitation the WARN Act and any similar state or local Law.

5.20 Litigation. Except as set forth on Schedule 5.20, there is no Legal Proceeding pending or threatened against the Company, any of the Company Subsidiaries or any Affiliate thereof, against any of the officers, directors or employees of the Company, any of the Company Subsidiaries or any Affiliate thereof with respect to their business activities on behalf of the Company or any Company Subsidiary, or to which the Company, any of the Company Subsidiaries or any Affiliate thereof is otherwise a party before any Governmental Body nor, to the Knowledge of the Company, are there any facts, claims or allegations that could reasonably be expected to result in such a Legal Proceeding or a Company Material Adverse Effect. Except as set forth on Schedule 5.20, neither the Company nor any Company Subsidiary is subject to any Order, nor is any Affiliate of the Company subject to any Order that relates to the Company or any Company Subsidiary. Except as set forth on Schedule 5.20, neither the Company nor any Company Subsidiary is engaged in (or intends to engage in) any legal action to recover monies due it or for damages sustained by it. There are no facts, claims or allegations that could reasonably be expected to result in liability of the Company or any Company Subsidiary under the Company’s or any of Company Subsidiary’s organizational documents or in any indemnification agreements in effect as of the date hereof.

5.21 Related Party Transactions. Except as set forth in Schedule 5.21, (i) the Company is not indebted to any director, officer or employee of the Company or any of the Company Subsidiaries (any such Person, a “Related Party”) (except for amounts due as salaries and bonuses under employment contracts or employee benefits plans and amounts payable in reimbursement of ordinary expenses); (ii) no Related Party owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of the Company Subsidiaries, (B) engaged in a business related to the business of the Company or any of the Company Subsidiaries, or (C) a participant in any transaction to which the Company or any of the Company Subsidiaries is a party; (iii) no Related Party is indebted to the Company or any Company Subsidiary, nor has the Company or any the Company Subsidiaries made any loans or committed to make any loan or extend or guarantee credit to or for the benefit of any Related Party; (iv) no Related Party owns or has any interest in any property (real or personal, tangible or intangible), used in or pertaining to the business of, the Company or any Company Subsidiary other than as a result of his, her or its ownership of or interest in Company Stock; or (v) no Related Party is a party to any Contract or involved in any business arrangement or other relationship with the Company or any Company Subsidiaries.

5.22 Banks. Schedule 5.22 contains a complete and correct list of the names and locations of all banks in which Company or any Company Subsidiary has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.

5.23 State Takeover Statutes. Neither Section 203 of the DGCL, Section 78.378 of the NRS nor any other state takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

5.24 Financial Advisors. Except as set forth on Schedule 5.24, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.25 Corrupt Practices. Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any agent or other person acting on behalf of the Company or any Company Subsidiary, has (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) directly or indirectly, made any unlawful payment to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (iv) made any false or fictitious entries on the book and records of the Company, (v) failed to disclose fully any contribution made by the Company or any Company Subsidiary or made by any person acting on its behalf and of which the Company is aware in violation of Law, or (vi) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

5.26 Successor in Interest. Neither Parent, the Parent Subsidiary, Merger Sub II nor the Surviving Company shall, upon the consummation of the transactions contemplated herein, be a successor in interest to any Person (including, without limitation, Seesmart Holdings, Inc., an Alberta, Canada corporation (f/k/a Acropolis) (“Seesmart Holdings”)) pursuant to any Law.

5.27 Historical Transactions. The transactions (i) between Envirolight LED, LLC and CTK Technologies, Inc.; including their respective Affiliates (ii) between Seesmart, Inc. (f/k/a CTK Technologies, Inc.) and Seesmart Holdings, including their respective Affiliates; (iii) contemplated by that certain Share Exchange Agreement, dated as of December 20, 2011, by and between Seesmart Holdings and the Company (the

“Holdings Exchange Agreement”) were duly authorized and consummated in material compliance with all applicable Laws (the transactions described in (i)-(iii), collectively, the “Historical Transactions”). To the Knowledge of the Company, all information provided to equityholders in connection with the foregoing transactions did not contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained therein not misleading. There have been no claims for indemnification and, to the Knowledge of the Company, there is no basis for any claims for indemnification, by either the Company or Seesmart Holdings under the Holdings Exchange Agreement.

5.28 SEC Filings. None of the Company, any Company Subsidiary, Seesmart Holdings nor any of their respective predecessor entities have, since the date of their respective formations, been required to file any forms, reports or documents with the SEC.

5.29 Full Disclosure. To the Knowledge of the Company, neither this Agreement, the exhibits hereto, certificates delivered by the Company pursuant to this Agreement, nor the Company Documents contain any untrue statement of a material fact nor, to the Knowledge of the Company, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company on the date hereof, that:

6.1 Organization and Good Standing. Each of Parent and Merger Sub is a corporation, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted. Parent is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization. Merger Sub II is a limited liability company validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite entity power and authority to own, lease and operate properties and carry on its business.

6.2 Authorization of Agreement. Each of Parent, Merger Sub and Merger Sub II has all requisite power and authority and legal capacity to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Parent, Merger Sub and/or Merger Sub II in connection with the consummation of the transactions contemplated hereby and thereby (the “Parent Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Parent, Merger Sub and Merger Sub II of this Agreement and each of the Parent Documents, to the extent applicable, have been duly authorized by all necessary corporate action on behalf of Parent, Merger Sub and Merger Sub II. This Agreement has been, and each Parent Document will be at or prior to the Closing, duly executed and delivered by each of Parent, Merger Sub and Merger Sub II, to the extent applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Parent Document when so executed and delivered will constitute, the legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II, to the extent applicable, enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 6.3(a) hereto, neither the execution and delivery by Parent, Merger Sub and Merger Sub II of this Agreement and of the Parent Documents, nor the compliance by Parent with any of the provisions hereof or thereof will (i) conflict with, or result in any violation of, default or breach of, any provision of the certificate of organization, operating agreement, certificate of incorporation or by-laws of Parent, Merger Sub or Merger Sub II, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation, in each case to which Parent, Merger Sub or Merger Sub II is a party or by which Parent, Merger Sub or Merger Sub II or its properties or assets are bound or (iii) violate any Law or Order of any Governmental Body by which Parent, Merger Sub or Merger Sub II is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on Parent or the ability of Parent to consummate the transactions contemplated by this Agreement.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Parent, Merger Sub and Merger Sub II in connection with the execution and delivery of this Agreement or the Parent Documents or the compliance by Parent, Merger Sub and Merger Sub II with any of the provisions hereof or thereof or the consummation by Parent of the transactions contemplated hereby.

6.4 Litigation. As of the date hereof, except as set forth on Schedule 6.4, there is no Legal Proceeding pending or threatened against Parent or any Affiliate thereof, against any of the officers, directors or employees of Parent or any Affiliate thereof with respect to their business activities on behalf of Parent, or to which Parent or any Affiliate thereof is otherwise a party before any Governmental Body nor, to the Knowledge of Parent, are there any facts, claims or allegations that could reasonably be expected to result in such a Legal Proceeding or a Parent Material Adverse Effect. Except as set forth on Schedule 6.4, Parent is not subject to any Order, nor is any Affiliate of Parent subject to any Order that relates to Parent. There are no facts, claims or allegations that could reasonably be expected to result in liability of Parent under Parent’s organizational documents or in any indemnification agreements in effect as of the date hereof.

6.5 Financial Advisors. Except as set forth in Schedule 6.5, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for either Parent, Merger Sub or Merger Sub II in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6 SEC Filings; Financial Statements.

(a) Except as set forth in Schedule 6.6(a), Parent has filed all forms, reports and documents required to be filed with the SEC since January 1, 2010, all of which are available to the Purchaser on the website maintained by the SEC at http://www.sec.gov (the “SEC Website”). All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein collectively as the “Parent SEC Reports”. In addition, all documents filed as exhibits to the Parent SEC Reports (“SEC Exhibits”) are available on the SEC Website. All documents required to be filed as SEC Exhibits to the Parent SEC Reports have been so filed. As of their respective filing dates, the Parent SEC Reports (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent is engaged only in the business described in the Parent SEC Reports and the Parent SEC Reports contain a complete and accurate description in all material respects of the Parent’s and the Parent Subsidiary’s business.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied or will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, (ii) was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented in all material respects the consolidated financial position of Parent and the Parent Subsidiary as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are reasonably expected to be subject to normal and recurring year-end adjustments. There has been no material change in the

Parent’s accounting policies except as described in the notes to the Parent Financials. The balance sheet of Parent contained in the Parent SEC Report for the quarter ended September 30, 2012, is hereinafter referred to as the “Parent Balance Sheet.” Except as set forth on Schedule 6.6(b), neither Parent nor the Parent Subsidiary has incurred any obligations or liabilities (absolute, accrued, contingent or otherwise) of any nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, operations, results of operations or condition (financial or otherwise) of Parent and the Parent Subsidiary taken as a whole, except liabilities (i) reflected on, reserved against, or disclosed in the notes to Parent Balance Sheet, or (ii) incurred since the date of Parent Balance Sheet in the ordinary course of business consistent with past practice.

(c) Except as set forth on Schedule 6.6(c), Parent does not have any Indebtedness, obligations or Liabilities (whether or not required by GAAP to be reflected on a balance sheet) other than (i) those specifically reflected on and fully reserved against in the audited balance sheet as of September 30, 2012 or disclosed in the notes thereto, (ii) those incurred in connection with the performance of any Contracts of the Parent, to the extent not required by GAAP to be reflected on a balance sheet, or (iii) incurred in the ordinary course of business since September 30, 2012.

(d) Parent has heretofore made available to the Company complete and correct copies of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

6.7 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth in Schedule 6.7, since September 30, 2012 through the date hereof, (1) Parent has conducted business only in the ordinary course of its business, and (ii) there has not been any Parent Material Adverse Effect.

6.8 Full Disclosure. To the Knowledge of Parent, neither this Agreement, the exhibits hereto, certificates delivered by Parent pursuant to this Agreement, nor the Parent Documents contain any untrue statement of a material fact nor, to the Knowledge of Parent, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE VII

COVENANTS

7.1 Access to Information. Each of the Company and Parent agrees that, prior to the First Effective Time, each such party shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the other party and its Subsidiaries and such examination of the books, records and financial condition of such other party and its Subsidiaries as it reasonably requests and to make extracts and copies of such books and records. Each party shall reasonably cooperate, and shall cause such party to reasonably cooperate, with all such reasonable requests. No investigation by or on behalf of any party prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the other party contained in this Agreement or the Company Documents or Parent Documents, as the case may be. In order that a party may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of the other party, such other party shall use commercially reasonable efforts to cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of such party other and its Subsidiaries to cooperate fully in connection with such review and examination. The Company consents to Parent contacting such customers as Parent deems necessary in connection with the foregoing and to discuss the Company’s and the Company’s Subsidiaries’ standing, performance and condition and issues related to the consummation of the transactions contemplated by this Agreement, provided that the Company is given reasonable advance notice and an opportunity to participate in any such meeting.

7.2 Financial Statements for Parent Current Report on Form 8-K.

(a) From and after the date hereof, the Company will use its best efforts to prepare in a timely manner to facilitate Parent’s required filing of such financial statements on Form 8-K (i) audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2011, (ii) audited consolidated statements of income, cash flows and changes in shareholders’ equity of the Company for the years ended December 31, 2011 and 2010, (iii) an unqualified report (except as to going concern) with respect to such audited financial statements by KPMG and a consent by KPMG to have such audited financial statements incorporated by reference into Parent’s Securities Act filings, which report and consent shall be in form and substance reasonably satisfactory to Parent, and (iv) unaudited consolidated statements of income, cash flows and changes in shareholders’ equity of the Company for the three months ended September 30, 2012 and 2011 and an unaudited balance sheet as of September 30, 2012. Upon Parent’s request, the Company will also promptly provide to Parent all other financial statements, business descriptions, risk factors, compensation data, ownership data and other information of the Company required for any SEC filing to be filed by Parent or which needs to be incorporated in any existing Parent SEC filings to make the information therein complete, including, without limitation, pro forma financial statements that give effect to the transaction contemplated by this Agreement and a full description of the business of the Company Group. Such financial statements shall be prepared in accordance with generally accepted accounting principles, so that such financial statements meet the requirements for filing by Parent with the SEC as required by the SEC’s Current Report on Form 8-K.

(b) The Company will, contemporaneous with the delivery of the reports described in Section 7.2(a), provide Parent with a representation that the information provided by it for inclusion and/or incorporation into the Parent’s Securities

Act filings is true and accurate in all material respects and that there is no material fact or matter which has not been disclosed in the disclosure document which renders such information untrue or misleading in any material respect.

(c) The Company shall cause KPMG to deliver, contemporaneous with the delivery of the reports described in Section 7.2(a), an executed consent, in form and substance reasonably satisfactory to Parent and suitable for filing by Parent with the SEC, which consent shall authorize Parent to file with the SEC the reports delivered pursuant to Section 7.2(a).

(d) Upon Parent’s request, contemporaneous with the delivery of the consolidated financial statements described in Section 7.2(a), the Company shall cause KPMG to make available to Parent and its representatives the work papers generated in connection with such accounting firm’s audit of the audited consolidated financial statements delivered pursuant to Section 7.2(a).

(e) Prior to the Closing, the Company shall cooperate with Parent in providing to Parent such financial statements, financial data and accountants’ reports as Parent shall reasonably request with respect to any filing that Parent shall make or be required to make under the Securities Act or the Exchange Act. Not in limitation of the foregoing, the Company shall deliver to Parent the following financial information (the “Supplemental Financial Information”): (i) promptly after each fiscal quarter ending after the date hereof, the unaudited balance sheet of the Company as of the end of such quarter and the unaudited statements of income, stockholders’ equity and cash flows of the Company for such quarter and for the portion of the fiscal year then ended prepared in accordance with GAAP, and (ii) promptly upon the reasonable request by Parent, such additional financial information as may be required in connection with any filing by Parent pursuant to the requirements of federal or state securities laws. Such Supplemental Financial Information shall present fairly, in all material respects, the financial position of the Company as of the last day of the periods covered and the results of operations, cash flows and changes in stockholders’ equity of the Company for the periods covered, subject in the case of unaudited financials, to normal year-end adjustments.

7.3 Conduct of the Business Pending the Closing.

(a) Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Parent, during the period from the date of this Agreement to the Closing, the Company shall (and the Company shall cause each Person in the Company Group to):

(i) conduct its businesses only in the Ordinary Course of Business;

(ii) use commercially reasonable efforts to (A) preserve its present business operations, organization, material rights, franchises, Intellectual Property Rights and goodwill and (B) preserve its present relationship with Persons having material business dealings with the Company and the Company Subsidiaries, including but not limited to, customers, suppliers, contractors, distributors and employees;

(iii) use its commercially reasonable efforts to maintain (A) all material assets and properties of the Company and the Company Subsidiaries in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the properties and assets of the Company and the Company Subsidiaries in such amounts, of such kinds and with such carriers as are substantially similar to that in effect on the date of this Agreement;

(iv) maintain its books, accounts and records in accordance with generally accepted accounting principles;

(v) give all required notices of the transactions contemplated by this Agreement and use its commercially reasonable efforts to obtain all third party consents material to the Company’s business that are necessary or advisable in order to consummate the transactions contemplated by this Agreement;

(vi) not take any action which would reasonably be expected to adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

(vii) promptly notify Parent in writing if, prior to the consummation of the Closing, to its Knowledge (a) any of the representations and warranties contained in Article V cease to be accurate and complete in all material respects or (b) the Company fails to comply with or satisfy any material covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.3(vii) shall not limit or otherwise affect the remedies available hereunder to Parent; and

(viii) at the Parent’s request, take reasonable steps to terminate any Company Plan that is intended to be qualified under Section 401(a) and (k) of the Code, such plan termination to become effective before the Closing.

(b) Except as otherwise expressly provided in this Agreement or with the prior written consent of Parent, during the period from the date of this Agreement to the Closing, the Company shall not, and the Company shall cause each Person in the Company Group not to:

(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of the capital stock of the Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of the Company Subsidiaries;

(ii) transfer, issue, sell or dispose of any shares of capital stock or other securities of the Company or any of the Company Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of the Company Subsidiaries;

(iii) effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company or any of the Company Subsidiaries;

(iv) amend the certificate of incorporation or by-laws of the Company or any of the Company Subsidiaries;

(v) except in the Ordinary Course of Business with respect to employees other than officers of the Company, (A) increase the annual level of compensation of any employee of the Company or any of the Company Subsidiaries, (B) increase the annual level of compensation payable or to become payable by the Company or any of the Company Subsidiaries to any of their respective officers, (C) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, officer, director or consultant, (D) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of the Company or any of the Company Subsidiaries or otherwise modify or amend or terminate any such plan or arrangement or (E) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company or any of the Company Subsidiaries is a party or involving a current or former director, officer or employee of the Company or any of the Company Subsidiaries;

(vi) incur or assume any Indebtedness except in the Ordinary Course of Business;

(vii) subject to any Lien or otherwise encumber or permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible), or any shares of capital stock of the Company or any of the Company Subsidiaries;

(viii) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company and the Company Subsidiaries, including Intellectual Property;

(ix) enter into or agree to enter into any merger or consolidation with, any corporation or other entity, and not invest in, make a loan, material advance or capital contribution to, or otherwise acquire the securities of any other Person;

(x) cancel or compromise any material debt or claim or waive or release any material right of the Company or any of the Company Subsidiaries;

(xi) enter into any commitment for capital expenditures of the Company and its Subsidiaries in excess of $250,000 for any individual commitment and $500,000 for all commitments in the aggregate;

(xii) enter into, modify or terminate any labor or collective bargaining agreement of the Company or any Company Subsidiary or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Company or any Company Subsidiary;

(xiii) permit the Company or any of the Company Subsidiaries to enter into any transaction or to enter into, modify or renew any Contract with a distributor or which would be a Material Contract if entered into prior to the date hereof or that would reasonably be expected to have a Company Material Adverse Effect;

(xiv) except for transfers of cash pursuant to normal cash management practices in the Ordinary Course of Business, permit the Company or any of the Company Subsidiaries to make any investments in or loans to, or pay any fees or expenses or make other payments to (other than pursuant to and in accordance with existing Contracts), or enter into or materially modify any Contract with any Affiliate of the Company or any of the Company Subsidiaries, or any director, officer or employee of the Company or any of the Company Subsidiaries;

(xv) make or revoke any material election in respect of Taxes, change any accounting method in respect of material Taxes, prepare any Tax Return in a manner which is not consistent with past practice with respect to the treatment of items on such Tax Return, file any amendment to a Tax Return that will or may more than immaterially increase the liability of the Company or any Company Subsidiary after the Closing, incur any liability for Taxes other than in the Ordinary Course of Business, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes or surrender any right to claim a refund of Taxes or obtain or enter into any Tax ruling or agreement with any Taxing Authority;

(xvi) enter into any Contract or understanding that restrains, restricts, limits or impedes the ability of the Company or any Company Subsidiary to compete with or conduct any business or line of business in any geographic area or enter into, modify, amend or terminate any Contract which if so entered into, modified, amended or terminated would be reasonably be expected to have a Company Material Adverse Effect;

(xvii) except in the Ordinary Course of Business, terminate, amend, restate, supplement or waive any rights under any Material Contract;

(xviii) terminate, amend, restate, supplement or waive any rights under any material Permit; and

(xix) agree to do anything prohibited by this Sections 7.3(b).

(c) Except as otherwise expressly provided in this Agreement or with the prior written consent of the Company, during the period from the date of this Agreement to the Closing, Parent shall not:

(i) issue any shares of Parent Preferred Stock, Parent Common Stock or any other security of Parent convertible into Parent Common Stock to fund the cash portion of the Merger Consideration and to satisfy the conditions set forth in Section 8.2(d) with a conversion price or effective price less than the Average Closing Price;

(ii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of the capital stock of Parent or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, Parent;

(iii) effect any recapitalization, reclassification, stock split or like change in the capitalization of Parent;

(iv) amend the Certificate of Incorporation of Parent to adversely affect the rights of the holders of Parent Common Stock;

(v) incur or assume any Indebtedness except in the ordinary course of its business;

(vi) enter into or agree to enter into any merger or consolidation with any corporation or other entity, and not invest in, make a loan, material advance or capital contribution to or otherwise acquire the securities of any other Person;

(vii) except in the ordinary course of its business with respect to employees other than officers of Parent, (A) increase the annual level of compensation of any employee of the Parent, (B) increase the annual level of compensation payable or to become payable by Parent to any officers, (C) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, officer, director or consultant, (D) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of Parent or otherwise modify or amend or terminate any such plan or arrangement or (E) enter into any collective bargaining, employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which Parent is a party or involving a current or former director, officer or employee of Parent; and

(viii) agree to do anything prohibited by this Section 7.3(c).

7.4 Notice of Changes. The Company and Parent shall promptly advise the other party orally and in writing of (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub or Merger Sub II) contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure of it (and, in the case of Parent, of Merger Sub or Merger Sub II) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.5 Reasonable Best Efforts; Regulatory Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and bring about the fulfillment of the conditions precedent contained in this Agreement.

(b) In connection with and without limiting Section 7.5(a), each of the Company and its Board of Directors and Parent and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

7.6 Transaction Related Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation or other third-party litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent.

7.7 No Solicitation by the Company; Etc.

(a) The Company shall, and the Company shall cause the Company Subsidiaries to, and each shall use its reasonable best efforts to cause its respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, the Company Subsidiaries or Representatives. The Company shall not, and shall not permit its Representatives or, the Company Subsidiaries to, directly or indirectly (i) solicit, initiate, knowingly facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) other than informing Persons of the existence of the provisions contained in this Section 7.7, participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement related to any Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company Subsidiaries or Representatives shall be deemed to be a breach of this Section 7.7 by the Company.

(b) In addition to the other obligations of the Company set forth in this Section 7.7, the Company shall promptly advise Parent, in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry, contact or request), and thereafter shall promptly keep Parent informed of all material developments affecting the status and terms of any such proposals, offers, inquiries, contacts or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries, contacts or requests) and of the status of any such discussions or negotiations.

(c) The Company acknowledges that damages for any breach of the obligations in this Section will be difficult to measure and that Parent has the right to have the provisions of this Agreement, including this Section 7.7, specifically enforced.

7.8 Indemnification; Insurance.

(a) The Company will pay for a 6-year run-off director and officer liability insurance policy, effective as of the Closing, for the benefit of the directors and officers of the Company prior to the Closing Date. The run-off policy shall be subject to Parent’s reasonable approval and will provide continuing liability coverage, equivalent as to limits, deductibles and other features to the current director and officer liability insurance policy, for claims made against the directors and officers of the Company prior to the Closing Date during the term of the policy following the Closing Date for actions taken by or omitted to be taken by them prior to the Closing Date.

(b) Notwithstanding Section 7.8(a), all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors or officers of the Company as provided in the Company’s certificate of incorporation, the Company’s bylaws or any written indemnification agreement between such directors or officers and the Company (in each case, as in effect on the date hereof), unless otherwise released, shall be assumed by the Surviving Company (and its successors and assigns) in the Merger, without further action, as of the First Effective Time and shall survive the Merger and shall, following the Closing, continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified for a period of six (6) years from the First Effective Time in any manner that would adversely affect the rights thereunder of indemnified parties, unless such modification is required by Law.

7.9 Confidentiality. Except for disclosures expressly permitted by the terms of the Non-Disclosure and Proprietary Information Agreement, dated as of April 9, 2012, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each of Parent and the Company shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

7.10 Publicity. None of the Company or Parent shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by applicable Law or the rules or regulations of any securities exchange, provided that, to the extent required by applicable Law, the party intending to make such release shall use its reasonable best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

7.11 Private Placement. The offer and sale of the Net Stock Consideration hereunder shall be made in reliance on and in compliance with the exemption from registration requirements of Section 5 of the Securities Act set forth under Regulations D and S promulgated under the Securities Act, and Parent and the Company shall use all commercially reasonable efforts to perfect such exemption.

7.12 Stockholder Consents. The Company shall use its commercially reasonable efforts to obtain from each Company Stockholder (i) such Company Stockholder’s irrevocable written consents to the First Merger, (ii) representations of such Company Stockholder in the form previously provided by Parent with respect to the investment decision made in connection with the First Merger and (iii) a waiver of such Company Stockholder’s right to appraisal of his or her shares under Section 262 of the DGCL or Section 92A.380 of the NRS, as applicable.

7.13 Transaction Expenses. The Company shall use its commercially reasonable efforts to deliver to Parent, no later than three (3) Business Days prior to the Closing Date, the Transaction Expenses Payoff Letters.

7.14 Convertible Debt.

(a) On or prior to the Closing, the Company shall use its best efforts to terminate the Convertible Debt in consideration for the right to receive at the Closing the number of shares of Parent Common Stock determined by dividing the Note Obligation by the Average Closing Price. Parent shall cooperate with the Company in connection with the foregoing provision, and the Company shall keep Parent fully informed as to the status of its efforts to terminate the Convertible Debt pursuant to the foregoing sentence and shall permit Parent to participate in any such efforts. If less than all of the Convertible Debt is so terminated, then Parent shall issue the Convertible Debt Escrow Shares and shall hold such shares in accordance with the terms of Section 7.14(b).

(b) Parent and the Surviving Company shall use their best efforts to transfer or sell the Convertible Debt Escrow Shares in compliance with all applicable securities laws and shall use the proceeds from any such transfer or sale to satisfy all obligations and commitments owed under the Remaining Convertible Debt. To the extent that there are any Convertible Debt Escrow Shares that are remaining after the obligations and amounts owed under the Remaining Convertible Debt are fully satisfied, Parent shall retain any such remaining shares.

7.15 Indebtedness. In connection with the Closing, the Company shall negotiate and obtain, or cause to be obtained, an Indebtedness Payoff Letter from each holder of any Indebtedness (other than the Convertible Debt) of the Company and each Company Subsidiary. The Company shall deliver, or cause to be delivered, all notices and take, or cause to be taken, all other actions reasonably requested by Parent to facilitate the termination of obligations and commitments under the Convertible Debt or any other Indebtedness of the Company and each Company Subsidiary, the repayment in full of all obligations then outstanding thereunder and the release of all Liens in connection therewith on or as soon as practicable following the Closing Date.

7.16 Certain Tax Matters.

(a) Filing of Tax Returns. Parent, at its own expense, will prepare or cause to be prepared all Tax Returns for the Company and the Company Subsidiaries that are due after the Closing Date and, subject to the right of indemnification (including for Tax Losses) under this Agreement, shall pay all Taxes shown as due on such Tax Returns. Parent will provide to the Stockholder Representative copies of Tax Returns for any Pre-Closing Tax Period at least thirty (30) calendar days before such Tax Returns are required to be filed. The Stockholder Representative will notify Parent of any proposed revisions to such Tax Returns within ten (10) calendar days after receipt of such Tax Returns from Parent. Parent shall accept all reasonable proposed revisions.

(b) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes incurred in connection with the Agreement and the transactions contemplated hereby, if any, shall be paid by the Company Stockholders when due, and the Stockholder Representative shall file all necessary Tax Returns and other documentation with respect to any such transfer, documentary, sales, use, stamp, registration and other Taxes.

7.17 Company Schedules.

(a) The Company and Parent hereby acknowledge that, except for Schedule 5.4(b) solely with respect to the Convertible Debt and Schedules 5.7(b) and 5.7(c), none of the schedules referenced in Article V hereof (the “Schedules”) have been provided by the Company nor are attached hereto. The Company and Parent hereby agree that the Company shall provide Parent with true and complete copies of the Schedules certified by its chief executive officer as soon as possible following the execution of this Agreement and in any event no later than December 7, 2012. The Company shall prepare the Schedules acting reasonably and in good faith. The Company acknowledges and agrees that the the representations and warranties of the Company set forth in Article V were specifically bargained for and reflected in the amounts payable to the Company Stockholders in connection with the First Merger under Article II and that the Schedules to be provided by the Company are not intended to, and shall not, materially and adversely affect the benefits and rights of Parent under this Agreement with respect to the representations and warranties of the Company set forth in Article V.

(b) The Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent reasonable access during normal working hours to the Company’s properties, books, Contracts and records reasonably necessary to evaluate the Schedules, and the Company shall furnish promptly all such information concerning the Company’s business, properties, books, Contracts, records and personnel as Parent may reasonably request for the purposes of evaluating the Schedules. If Parent disagrees with the Schedules or any of the information set forth therein, Parent may, within fifteen (15) days after delivery of the Schedules, deliver a notice to the Company (a “Disagreement Notice”) stating Parent disagrees with the Schedules and specifying in reasonable detail those items Parent disagrees and the basis therefore. Upon expiration of such thirty-day period, if Parent has not provided a Disagreement Notice in accordance with this Section 7.17(b), Parent shall be deemed to have agreed with the Schedules delivered pursuant to Section 7.17(a).

(c) If Parent delivers a Disagreement Notice in accordance with Section 7.17(b), then the Company and Parent shall attempt in good faith to agree upon the Schedules. If the Company and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the parties are unable to agree upon the Schedules within thirty (30) days after delivery of a Disagreement Notice, then Parent shall have the right to terminate this Agreement in accordance with Article IV.

7.18 Financial Statements.

(a) At least ten (10) Business Days prior the Closing, the Company shall furnish to Parent a true, correct and complete copy of (i) the unaudited consolidated financial statements of the Company and the Company Subsidiaries as of and for the years ending December 31, 2010 and December 31, 2011, each of which shall include a statement of cash flows and statement of operations for such fiscal year and a balance sheet as at the last day thereof and (ii) the unaudited consolidated financial statements of the Company and the Company Subsidiaries as of and for the period ending September 30, 2012, which shall include a statement of cash flows and statement of operations for such period and a balance sheet as of the last day thereof (collectively, the financial statements referred to in clauses (i) and (ii) above are the “Financial Statements”).

(b) The Company hereby represents and warrants to each of Parent, Merger Sub I and Merger Sub II as of the date hereof and as of the Closing Date that the Financial Statements shall present fairly in all material respects the financial condition, results of operations and cash flows of the Company and the Company Subsidiaries, as at the dates and for the periods indicated, and shall have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto and except that the unaudited Financial Statements may be subject to (i) normal, customary year-end and audit adjustments that are not material either individually or in the aggregate, (ii) those items that may be disclosed in notes to unaudited financial statements and (iii) the potential accounting impact of any adjustments related to (x) the Stevens Agreement and (y) the Historical Transactions); and the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at September 30, 2012 contained in the Financial Statement shall be referred to herein as the “Additional Balance Sheet”.

(c) The Company hereby represents and warrants to each of Parent, Merger Sub I and Merger Sub II as of the date hereof and as of the Closing Date that neither the Company nor any of the Company Subsidiaries shall have any Indebtedness, obligations or Liabilities (whether or not required by GAAP to be reflected on a balance sheet) other than (i) those specifically reflected on and fully reserved against in the Additional Balance Sheet as of September 30, 2012 contained in the Financial Statements or disclosed in the notes thereto, (ii) those incurred in connection with the performance of any Contracts of the Company, to the extent not required by GAAP to be reflected on a balance sheet, (iii) incurred in the Ordinary Course of Business since September 30, 2012 or (iv) used to determine Final Closing Working Capital.

(d) The Company hereby represents and warrants to each of Parent, Merger Sub I and Merger Sub II as of the date hereof and as of the Closing Date that the Financial Statements shall have been prepared from, and in accordance with, the books, records and accounts of the Company and the Company Subsidiaries, which books, records and accounts shall properly reflect all material transactions during the relevant period, are accurate and complete in all material respects and are maintained in all material respects in accordance with all applicable Laws.

7.19 Information Statement. In the event Parent shall have elected to issue shares of Series D Preferred Stock in lieu of shares of Parent Common Stock as contemplated by Section 3.1(a)(iii) hereof, then within fifteen (15) business days after the Company’s compliance with its obligations contained in Sections 7.2(a), (b), (c) and (d), Parent will, in connection with the written consent to be delivered under Section 8.2(h), file with the SEC an information statement (the “Information Statement”) to comply with Rule 14c-2 of the Exchange Act. After receiving and promptly responding to any comments of the SEC to the Information Statement, Parent shall promptly mail the Information Statement to the stockholders of Parent.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of the Company contained in Article V that are qualified as to materiality shall be true and correct in all respects and those that are not qualified as to materiality shall be true and correct in all material respects as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct in all respects on and as of such earlier date and those that are not qualified as to materiality shall be true and correct in all material respects on and as of such earlier date);

(b) the Fundamental Representations shall be true and correct in all respects as of the Closing as though made at and as of the Closing;

(c) the Company shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by it prior to the Closing Date, and Parent shall have received copies of such corporate resolutions and other documents evidencing the performance thereof as Parent may reasonably request;

(d) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and there shall not be pending any Legal Proceeding seeking to restrain or prohibit the consummation of the Merger or seeking a material amount for damages in connection with the transactions contemplated hereby;

(e) the Convertible Debt shall have been terminated or arrangements shall have been made to pay off the Convertible Debt as contemplated by Section 7.14 and all agreements in connection therewith shall be in form and substance reasonably satisfactory to Parent;

(f) there shall be no long-term Indebtedness of the Company or any Company Subsidiary outstanding other than such Indebtedness to be paid at Closing, and the Company shall have delivered to Parent an Indebtedness Payoff Letter from each holder of Indebtedness of the Company and each Company Subsidiary;

(g) all Transaction Expenses shall have been paid by the Company at or prior to the Closing or appropriate arrangements shall have been made, with respect thereto which would not require any payment from Parent or the Surviving Company or their respective subsidiaries, and the Company shall have delivered to Parent the Transaction Expenses Payoff Letters;

(h) The Company shall have terminated all agreements between the Company and a Related Party or any Affiliate thereof and shall have delivered to Parent evidence of such terminations, in form and substance reasonably satisfactory to Parent;

(i) Company Stockholders holding no more than five percent (5%) of the Company Stock shall have exercised appraisal or similar rights under applicable Law with respect to its, her or his shares by virtue of the First Merger;

(j) there shall not have been any Company Material Adverse Effect since the date of this Agreement;

(k) Parent shall have received a certificate signed by the Chief Executive Officer of the Company, in form and substance reasonably satisfactory to Parent, dated the Closing Date, to the effect that each of the conditions specified above in Sections 8.1(a), (b), (c), (h) and (i) have been satisfied in all respects;

(l) Parent shall have received a certification from the Company on behalf of the Company Stockholders, dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the five years preceding the date of such certification, a United States real property holding company, as defined in Section 897(c)(2) of the Code;

(m) the Company shall have obtained all consents, waivers and approvals referred to on Schedule 5.3(b), each such consent, waiver and approval being in form and substance reasonably satisfactory to Parent and not requiring as a term thereof or condition thereto any adverse condition or requirement on the conduct of business by the Company, any of the Company Subsidiaries, Parent or the Parent Subsidiary;

(n) the Stockholder Consents shall be in full force and effect and shall be valid and effective under Section 78.320 of the NRS;

(o) Parent shall have received written resignations of each of the directors of the Company;

(p) each officer and director of the Company, each holder of more than one percent (1%) of the issued and outstanding shares of Company Stock immediately prior to the First Effective Time and each Person listed on Schedule 8.1(p) shall have duly entered into, executed and delivered to Parent the release agreement, substantially in the form attached hereto as Exhibit E;

(q) non-competition agreements, each substantially in the form attached hereto as Exhibit F and each satisfactory to Parent and the Company, shall have been entered into by Ken Ames, Ray Sjolseth and Ari Kaplan on the Closing Date, and each such agreement shall remain in full force and effect;

(r) an employment agreement, each in a form mutually agreed upon by Parent and the Company and on terms previously discussed by the parties, shall have been entered into by Ken Ames, Ray Sjolseth and Ari Kaplan on the Closing Date, and each such agreement shall remain in full force and effect;

(s) the Company shall have delivered, or caused to be delivered, to Parent certificates of good standing as of a recent date with respect to the Company and each Company Subsidiary issued by the Secretary of State of the state of such entity’s incorporation or formation and for each state in which the Company and each Company Subsidiary is qualified to do business as a foreign entity;

(t) at least 85% of the Company Stockholders shall be Accredited Investors; and

(u) Parent shall have received a certification from the Company, signed by a responsible corporate officer of the Company, certifying that its key employees continue to be employed by the Company as of the Closing Date.

8.2 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Parent and Merger Sub contained in Article VI that are qualified as to materiality shall be true and correct in all respects and those that are not qualified as to materiality shall be true and correct in all material respects as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct in all respects on and as of such earlier date and those that are not qualified as to materiality shall be true and correct in all material respects on and as of such earlier date); and

(b) Parent shall have performed and complied in all respects with all obligations and agreements required by this Agreement to be performed or complied with by Parent on or prior to the Closing Date;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) after giving effect to the payment by Parent of the Net Cash Consideration, Parent shall have working capital of at least $3,000,000 as determined in accordance with GAAP;

(e) there shall not have been any Parent Material Adverse Effect since the date of this Agreement;

(f) Parent Common Stock shall be traded on the NASDAQ Capital Market and Parent shall not have received any notice after the date of this Agreement that such Stock may be subject to being delisted; and

(g) the Company shall have received a certificate signed by the Chief Executive Officer of Parent, in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that each of the conditions specified above in Sections 8.2(a) have been satisfied in all respects.

(h) in the event Parent shall have elected to issue shares of Series D Preferred Stock in lieu of shares of Parent Common Stock as contemplated by Section 3.1(a)(iii) hereof, Parent shall have delivered to the Company true, correct and complete copies of irrevocable written consents of a majority of the issued and outstanding capital stock of Parent approving the issuance of shares of Parent Common Stock upon conversion of such shares of Series D Preferred Stock as required by Nasdaq Listing Rule 5635; it being understood that such corporate actions approved by the written consent may be taken only after the requirements of Rule 14c-2 of the Exchange Act have been complied with in respect of such consent.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties.

(a) The representations and warranties of the Company and Parent contained in this Agreement shall survive the Closing until 11:59 p.m. EST on the fifteen (15) month anniversary of the Closing Date (the “Expiration Date”); provided, however, that for purposes of claims by Parent Indemnified Parties the Fundamental Representations shall survive the Closing indefinitely. Any claim for a Loss asserted in good faith on or prior to the Expiration Date which sets forth in a written notice in reasonable detail (based on the facts then available) the nature and estimated scope of such claim will be timely made for purposes hereof. Any claim for indemnification with respect to any of such matters that is not asserted by notice to the other party on or prior to the Expiration Date may not be pursued and is hereby irrevocably waived after such time.

(b) All covenants and agreements made by the parties to this Agreement which contemplate performance following the Closing Date shall survive the Closing Date in accordance with their terms. All covenants and agreements that contemplate performance prior to the Closing Date shall not survive the Closing Date; provided, however, that if any such covenant or agreement is breached on or prior to the Closing Date, the non-breaching party shall retain all rights and remedies hereunder with respect to such breach following the Closing Date.

9.2 Indemnification by the Indemnifying Stockholders. Subject to the limitations set forth in this Article IX, from and after the Closing Date, Parent, the Surviving Company, and their respective subsidiaries, stockholders, members, directors, officers, employees, consultants, independent contractors, agents and representatives (the “Parent Indemnified Parties”) shall be entitled to be indemnified, defended and held harmless by the Qualifying Stockholders (the “Indemnifying Stockholders”), jointly and severally for all Losses suffered or incurred by such Parent Indemnified Party (irrespective of whether or not such Losses arise out of or in connection with a third-party claim) resulting from, or arising out of or relating to the following:

(a) any failure of the representations and warranties made by the Company set forth in this Agreement or in any Company Document to be true and correct;

(b) regardless of the disclosure of any matter set forth in the Schedules to this Agreement, any inaccuracy in any information set forth in the Aggregate Consideration Spreadsheet delivered by the Company at Closing;

(c) third-party claims against any Parent Indemnified Party following the Closing, including the costs of defending against and settling any such third-party claims, if the facts and circumstances alleged in such third party claims would give the Parent Indemnified Party a right to indemnification under Section 9.2(a);

(d) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of Dissenting Shares;

(e) any Tax Losses; or

(f) any claims by current or former Company Stockholders or by current or former stockholders of Seesmart Holdings with respect to the determination by the Company to enter into this Agreement or the allocation of the Net Cash Consideration or the Net Stock Consideration as set forth in the Aggregate Consideration Spreadsheet, or with respect to the matters described on Schedule 9.2(f);

such foregoing Losses being referred to herein as “Parent Indemnifiable Losses;” provided, however, that, except with respect to a breach of the Fundamental Representations and for fraud, the sole recourse for Parent Indemnifiable Losses for which the Parent Indemnified Parties shall be entitled to indemnification under Section 9.2(a)

shall be to the Escrow Fund. For purposes of calculating Losses hereunder, after a breach or failure by the Company referred to in Section 9.2(a) or (b) has been established, any materiality or Company Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be ignored for purposes of determining the amount of the Loss.

9.3 Escrow Arrangements.

(a) Escrow Fund. The Escrow Shares shall be available to compensate the Parent Indemnified Parties for any claims by such parties for any Losses incurred or sustained by them and for which they are entitled to recovery under this Article IX.

(b) Escrow Period; Distribution upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence as of the Closing and shall terminate at 11:59 p.m., local time, on the Expiration Date (the “Escrow Period”) and will be distributed to the Company Stockholders; provided, however, that the Escrow Period shall not terminate with respect to 100% of the amount of any unsatisfied claims specified in any Officer’s Certificate delivered in good faith to Parent prior to the Expiration Date with respect to facts and circumstances existing prior to the Expiration Date (each, an “Unresolved Claim”). As soon as all such claims have been resolved Parent shall deliver to the Stockholder Representative, on behalf of the applicable Company Stockholders, the remaining portion of the Escrow Shares, if any, not required to satisfy such Unresolved Claims. For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of Parent and delivered to the Stockholder Representative: (1) stating that Parent has paid, incurred, sustained or accrued, or reasonably anticipates that it will have to pay, incur, sustain or accrue Losses, (2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, incurred, sustained or accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, and (3) the amount of cash to be delivered to Parent in compensation for such Losses.

(c) Claims for Indemnification Under Escrow. Upon receipt by Parent at any time on or before the Expiration Date of an Officer’s Certificate, Parent shall, subject to the provisions of Section 9.3(e), distribute to itself from the Escrow Fund, as promptly as practicable, the number of shares of Parent Common Stock having an aggregate Fair Market Value as of the date of Parent’s receipt of such Officer’s Certificate equal to the amount of Losses set forth in such Officer’s Certificate; provided, however, that to the extent an Officer’s Certificate alleges only the basis for anticipated Losses, no amount shall be distributed until such Losses are actually paid, incurred or sustained. If the Stockholder Representative does not object in writing within the 30-day period set forth in Section 9.3(e) after delivery by Parent of the Officer’s Certificate to the Stockholder Representative, such failure to so object shall constitute an irrevocable acknowledgment by the Stockholder Representative on behalf of the Company Stockholders that the Parent Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Officer’s Certificate; provided, however, that to the extent an

Officer’s Certificate alleges only the basis for anticipated Losses, no amount shall be distributed until such Losses are actually paid, incurred or substantiated (notwithstanding the Stockholder Representative’s failure to object in writing).

(d) Claims for Indemnification Outside of Escrow. If the Escrow Fund is no longer available or is not adequate to satisfy any Parent Indemnifiable Losses that are subject to indemnification pursuant to Section 9.2, then after any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or Parent and the Stockholder Representative shall have reached an agreement, in each case with respect to a Parent Indemnifiable Loss hereunder, Parent shall forward to the Qualifying Stockholders notice of any sums due and owing by the Qualifying Stockholders pursuant to this Agreement with respect to such matter and the Qualifying Stockholders shall pay all of such remaining sums so due and owing to Parent in accordance with this Section 9.2.

(e) Objections to Claims against the Escrow Fund. At the time of delivery of any Officer’s Certificate to Parent, a duplicate copy of such certificate shall be delivered to the Stockholder Representative, and for a period of thirty (30) days after such delivery, Parent shall make no delivery to itself of any portion of the Escrow Shares pursuant to Section 9.3(c) unless Parent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such thirty (30)-day period, Parent shall make payment pursuant to Section 9.3(c), provided that no such payment may be made if the Stockholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to Parent prior to the expiration of such thirty (30)-day period.

(f) Resolution of Conflicts; Arbitration.

(i) If the Stockholder Representative shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses from the Escrow Fund within thirty (30) days after delivery of such Officer’s Certificate, then the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Escrow Fund, shall be furnished to Parent. Parent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof.

(ii) If no such agreement can be reached after good faith negotiation and prior to sixty (60) days after delivery of an Officer’s Certificate, either Parent or the Stockholder Representative may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Stockholder Representative. In the event that, within thirty (30) days after submission of any dispute to arbitration, Parent and the Stockholder Representative cannot mutually agree on one arbitrator, then, within fifteen (15) days after the end of such thirty (30)-day period, Parent and the Stockholder Representative shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator. If one party but not the other fails to select an arbitrator during this fifteen (15)-day period, then the parties agree that the arbitration will be conducted by the one arbitrator selected by the party which has made such a selection.

(iii) Any such arbitration shall be held in New York, New York, under the rules and procedures then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be final, binding, and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and Parent shall be entitled to rely on, and make distributions from the Escrow Fund in accordance with, the terms of such award, judgment, decree or order as applicable. Within ten (10) days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party. The Stockholder Representative shall be entitled to pay such amounts from the Stockholder Representative Reserve.

(iv) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The foregoing arbitration provision shall apply to any dispute between the Stockholder Representative and the Parent Indemnified Party under this Article IX, whether relating to claims upon the Escrow Fund or to the other indemnification obligations set forth in this Article IX.

(g) Third-Party Claims.

(i) In the event Parent becomes aware of a third-party claim which Parent reasonably believes may result in a demand against the Escrow Fund, Parent shall notify the Stockholder Representative in writing of such claim. The

Stockholder Representative shall have the right to elect to assume the defense of such claim; provided that the Stockholder Representative shall have acknowledged in writing to Parent that to the best of its knowledge, it is obligated to indemnify a Parent Indemnified Party with respect to such third-party claim as and to the extent provided hereunder; and provided, further, that in the event the Stockholder Representative subsequently determines that it is not obligated to indemnify any such Indemnified Person with respect to such third-party claim, it shall promptly notify Parent to such effect and the Stockholder Representative shall cease to have the right to control the defense of such third-party claim. Notwithstanding the foregoing, the Stockholder Representative shall not have the right to elect to assume the defense of such third-party claim if (u) Parent determines in good faith that there is a reasonable probability that such third-party claim seeks material non-monetary relief; (v) the third-party claim is by a customer or supplier, the loss of the commercial relationship with whom would be materially adverse to Parent; (x) the Losses arising from such claim may reasonably be expected to exceed the Escrow Shares, (based solely on the damages alleged by the third party, if any damages are alleged); (y) the third-party claim is a criminal proceeding; or (z) the claim seeks relief which would limit or otherwise adversely affect the conduct of business by Parent, the Company, the Surviving Company, or any Subsidiaries thereof. Failure by the Stockholder Representative to notify Parent of its election to assume the defense of any such claim or litigation by a third party within ten (10) days after notice thereof has been given to the Stockholder Representative shall be deemed a waiver by the Stockholder Representative of its right to assume the defense of such claim or litigation, and the Parent shall have the right to retain its own counsel, without prejudice to its right of indemnification under this Agreement. All claims for legal fees and expenses or other Losses against the Escrow Fund for which Parent is entitled to indemnification pursuant to this Section 9.3(g) shall be subject to the claims processing and dispute procedures set forth in this Section 9.3.

(ii) The Stockholder Representative, if he is entitled to and does assume the defense, shall retain counsel reasonably satisfactory to Parent to defend such claim and shall pay the fees and disbursements of such counsel with regard thereto. If the Stockholder Representative elects to assume the defense, the obligations under Article IX of this Agreement shall include taking all steps necessary in the investigation, defense or settlement of such claim or litigation (including the retention of legal counsel) and holding Parent harmless from and against any and all Losses caused by or arising out of any settlement approved by the Stockholder Representative or any judgment in connection with such claim or litigation; provided, however, that (x) the Stockholder Representative shall first consult with Parent regarding such settlement, (y) no settlement may be made by the Stockholder Representative without the consent in writing of Parent, unless such settlement (i) releases Parent from any liability in respect thereof, (ii) does not include any admission of culpability on the part of Parent and (iii) does not impose an injunction or other equitable relief upon the Surviving Company, Parent, the Company or any Subsidiaries thereof or otherwise impose affirmative or negative covenants on the Surviving Company, Parent, the Company or any Subsidiaries thereof and (z) the Stockholder Representative shall not enter into any settlement with respect to Taxes without Parent’s consent, which shall not be unreasonably withheld. If the Stockholder Representative elects to assume the defense, the Stockholder Representative shall permit Parent to participate in such defense or settlement through separate counsel chosen by Parent, with the fees and expenses of such separate counsel borne by Parent; provided, however, that in the event Parent shall conclude (upon the advice of counsel) that there may be legal defenses or rights available to it which are different from, in actual conflict with, or additional to those available to the Stockholder Representative, Parent shall be entitled to select separate counsel to act on its behalf and the Stockholder Representative shall pay the reasonable separate counsel fees and other reasonable expenses related thereto and, such fees and expenses will be paid from the Escrow Fund. In the event that the Stockholder Representative has consented in writing to any settlement, the Company Stockholders shall have no power or authority to object under any provision of this Article IX to any claim for an amount less than or equal to the amount of such settlement by Parent against the Escrow Fund with respect to such settlement.

(iii) If Parent elects to assume such third-party claim or litigation, Parent shall permit the Stockholder Representative to participate in such defense or settlement through separate counsel chosen by the Stockholder Representative, with the fees and expenses of such separate counsel borne by such the Stockholder Representative. In the event the Company becomes aware of a third-party claim for which the Company reasonably believes it may be indemnified by Parent pursuant to Section 9.2 hereof, the Company shall notify Parent in writing of such claim and Parent shall assume the defense, including all costs and expenses associated therewith, of such claim.

(h) The failure of the indemnified party to give reasonably prompt notice of any indemnification claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

9.4 Exclusive Remedy for Parent. Except as provided in Section 9.2 and this Section 9.4, from and after the First Effective Time, resort to indemnification pursuant to this Article IX and the Escrow Fund shall be the exclusive right and remedy of Parent Indemnified Parties for any Loss arising out of or related to any breach of this Agreement or to the transactions contemplated by this Agreement. Recovery from the Escrow Fund shall be the sole and exclusive remedy of the Parent Indemnified Parties for any breach of the representations and warranties made pursuant to this Agreement, except for (w) claims for injunctive relief or specific performance (x) claims with respect to fraud, and (y) claims with respect to any breach of the Fundamental Representations.

9.5 Exclusive Remedy for Company. Notwithstanding anything to the contrary herein, from and after the Closing Date, the exclusive right and remedy of the Company and its subsidiaries, stockholders members, directors, officers, employees, consultants, independent contractors, agents and representatives for any Loss arising out of or related to any breach of this Agreement or to the transactions contemplated by this Agreement shall be to protect and enforce their rights by action at law for damages as a result of any such breach; provided, however, that the aggregate maximum liability for all such breaches shall be $500,000.

9.6 Tax Treatment of Indemnity Payments. The Company and Parent agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Company Stock Merger Consideration for federal, state, local and foreign income tax purposes unless a contrary treatment is required under applicable Law.

9.7 Tax Losses.

(a) For purposes of this Agreement, “Tax Losses” means any and all Losses attributable to Taxes (or the non-payment thereof) of the Company and the Company Subsidiaries for all Pre-Closing Tax Periods (including the portion of any Straddle Period attributable to the Pre-Closing Tax Period); provided, however, Tax Losses shall not include (i) any amounts clearly reflected as an accrual for current Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Balance Sheet and (ii) any amounts attributable to U.S. federal income Taxes.

(b) For purposes of allocating income, gain, deductions and losses attributable to the period up to and including the First Effective Time for a Straddle Period, (i) real, personal and intangible property Taxes shall be allocated on a per diem basis, (ii) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, will be apportioned ratably between such periods on a per diem basis and (iii) other Taxes (including income taxes and taxes in lieu of income taxes to the extent not governed by clause (i)), shall be allocated based on a closing of the books as of the close of business on the Closing Date (including, without limitation, a closing of the books on the Closing Date for purposes of allocating income, gain, deductions and losses attributable to the Company).

(c) For purposes of determining the failure of any representation or warranty in Section 5.9 to be true and correct, in calculating any Losses thereunder as a result thereof any materiality, Company Material Adverse Effect, Knowledge, or scheduled disclosure qualifier shall be disregarded.

9.8 Limitation on Indemnification. The Indemnifying Stockholders shall not have any liability under Section 9.2 unless the aggregate amount of Parent Indemnifiable Losses as finally determined exceed $200,000 (the “Threshold Amount”), in which event the Indemnifying Stockholders shall be required to pay the full amount of such Parent Indemnifiable Losses in excess of the Threshold Amount; provided, however, that the maximum liability of the Indemnifying Stockholders hereunder shall be limited to the consideration received by the Indemnifying Stockholders.

ARTICLE X

MISCELLANEOUS

10.1 Stockholder Representative.

(a) Upon the adoption of this Agreement and the approval of the First Merger and the transactions contemplated hereby by the Company Stockholders and without further act of any Company Stockholder, Ken Ames (the “Stockholder Representative”) shall be appointed as the Stockholder Representative hereunder to give and receive notices and communications, to authorize payment to any Parent Indemnified Party from the Escrow Fund in satisfaction of claims and Losses by a Parent Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims or Losses, to receive payments on behalf of the Company Stockholders due and owing pursuant to this Agreement and acknowledge receipt thereof, to waive any breach or default of Parent, Merger Sub or Merger Sub II under this Agreement following the First Effective Time, to calculate the Aggregate Consideration Spreadsheet, to receive service of process on behalf of the Company Stockholders in connection with any claims under this Agreement or any related document or instrument, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement; provided, however that such agency shall apply only to matters affecting all or most of the Company Stockholders and any matter that affects only an individual Company Stockholder shall be addressed by Parent and such Company Stockholder. Such agency may be changed by the Company Stockholders from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Stockholders.

(b) Except for intentional fraud, the Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative. Pursuant to the following sentence, and to the fullest extent permitted by applicable Law, the Company Stockholders shall be, severally based on such Company Stockholder’s Pro Rata Portion of the Company Stock Merger Consideration and not jointly, obligated to indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative. At the time of distribution pursuant to Section 9.3(b) to the Company Stockholders of any proceeds remaining in the Escrow Fund, the Stockholder Representative shall be entitled to deduct and withhold from such income and gains included in such distribution to pay and reimburse fees and expenses of third parties incurred or expected to be incurred in connection with its role as Stockholder Representative pursuant to this Agreement to the extent that the Stockholder Representative Reserve would be insufficient to pay and reimburse fees and expenses of third parties.

(c) The grant of authority provided for in this Section 10.1(a) is coupled with an interest and is being granted, in part, as an inducement to Parent, Merger Sub and Merger Sub II to enter into this Agreement, and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of the Company or any Company Stockholder shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Company Stockholder of the whole or any fraction of his, her or its interest in the Escrow Fund.

(d) In connection with the performance of its obligations hereunder, the Stockholder Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Company Stockholders (as contemplated by Section 10.1(b)), attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Stockholder Representative may deem necessary or desirable and incur other out-of-pocket expenses related to performing its services hereunder.

(e) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholder Representative hereunder or thereunder, (i) the Stockholder Representative and its agents, counsel, accountants and other representatives shall not assume any, and shall incur no, responsibility whatsoever (in each case, to the extent permitted by applicable Law) to the Company Stockholders, Parent or the Surviving Company by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any such other agreement, instrument or document other than with respect to intentional fraud of the Stockholder Representative, and (ii) the Stockholder Representative shall be entitled to rely in good faith on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholder Representative pursuant to such advice shall in no event subject the Stockholder Representative to liability to the Company Stockholders, Parent or the Surviving Company.

(f) All of the immunities and powers granted to the Stockholder Representative under this Agreement shall survive the Closing and/or any termination of this Agreement.

(g) A decision, act, consent or instruction of the Stockholder Representative, including an extension or waiver of this Agreement pursuant to Article IV or Section 10.5, as applicable, shall constitute a decision of the Company Stockholders and shall be final, binding and conclusive upon the Company Stockholders; and Parent and the Surviving Company may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Stockholders. Parent and the Surviving Company are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(h) The Stockholder Representative has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Stockholder Representative in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Stockholder Representative Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Stockholder Representative Documents, the performance of its respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of the Stockholder Representative. This Agreement has been, and each of the Stockholder Representative Documents will be at or prior to the Closing, duly and validly executed and delivered by the Stockholder Representative and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Stockholder Representative Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Stockholder Representative enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

10.2 Submission to Jurisdiction; Consent to Service of Process.

(a) Except for matters governed by Section 9.3(g), the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.6.

10.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such state; provided, however, that the Merger shall be governed by the DGCL and the NRS, as applicable.

10.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Sections 7.8, and Article IX, are not intended to confer upon any Person other than the parties hereto any rights or remedies.

10.5 Amendment and Waivers. This Agreement may be amended, supplemented or changed by the parties hereto; provided, however, that there shall be made no amendment that by Law requires further approval by the Company Stockholders without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. A termination of this Agreement pursuant to Section 4.1 or an amendment or waiver of this Agreement shall, in order to be effective, require, in the case of Parent or the Company, action by its Board of Directors. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company, to

SeeSmart Technologies, Inc.

4138 Guardian Street

Simi Valley, CA 93063

Facsimile: (888) 239-0959

Attention: Ken Ames and Ray Sjolseth

With a copy to:

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

Facsimile: (310) 789-1490

Attention: David Ficksman, Esq.

If to Parent, Merger Sub or Merger Sub II, to:

Revolution Lighting Technologies, Inc.

124 Floyd Smith Drive, Suite 300

Charlotte, North Carolina 28262

Facsimile: (704) 405 - 0422

Attention: Chief Executive Officer

With a copy to:

Lowenstein Sandler PC

1251 Avenue of the America, 17th Floor

New York, NY 10020

Facsimile: (973) 535-3357

Attention: Marita A. Makinen, Esq.

10.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub and Merger Sub II may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub or Merger Sub II of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

REVOLUTION LIGHTING TECHNOLOGIES, INC.

By:	/s/ Michael Bauer
Name: Michael Bauer Title: Chief Executive Officer

SEESMART ACQUISITION COMPANY, INC.

By:	/s/ Michael Bauer
Name: Michael Bauer Title: Chief Executive Officer

SEESMART MERGER COMPANY, LLC

By:	/s/ Michael Bauer
Name: Michael Bauer Title: Chief Executive Officer

SEESMART TECHNOLOGIES, INC.

By:	/s/ Ken Ames
Name: Ken Ames Title: Chief Executive Officer

KEN AMES

/s/ Ken Ames
Stockholder Representative

EXHIBIT G

TERM SHEET

FOR SERIES D PREFERRED STOCK OF

REVOLUTION LIGHTING TECHNOLGIES, INC.

Dividends:	In the event of any dividends on Common Stock, the Series D Preferred will participate with the Common Stock pro rata on an as-converted basis.

Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company, the Series D Preferred will participate with the Common Stock pro rata on an as-converted basis.

Voting Rights:	The Series D Preferred shall be non-voting except as required by law.

Automatic Conversion:	Each share of Series D Preferred will automatically be converted into Common Stock at the then applicable conversion rate immediately following the later of (i) approval by the stockholders of the Company of the issuance of such shares of Common Stock in accordance with NASDAQ Listing Rule 5635 and (ii) the date on which the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended, have been complied with in respect of such stockholder approval.

Adjustment to Conversion Rate:	The Conversion Price shall be subject to customary adjustment in the event of: (i) the issuance by the Company of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock; (ii) a stock split (including a reverse stock split) of outstanding Common Stock; (iii) the reclassification or recapitalization of the outstanding Common Stock; or (iv) a business combination whereby the outstanding Common Stock is changed into the same or a different number of shares of another class or classes of stock.

Conversion Rate	Each share of Series D Preferred Stock will have a stated value equal to one hundred (100) times the Average Closing Price (the “Stated Value”), and an initial conversion price equal to the Average Closing Price (the “Conversion Price”). Each share of Series D Preferred Stock will convert into such number of shares of Parent Common Stock as is equal to the Stated Value divided by the then applicable Conversion Price.